

2002 ANNUAL REPORT

Building Partnerships and Value for 20 years.

RehabCare Group℠ INC

Over the past 20 years, we've learned that success is about building long-term partnerships with our clients based on performance and value.

This dedication to performance and value has allowed us to create a solid foundation of talent, technology and unmatched service that forms our heritage, enhances our current relationships and positions us to meet the exciting challenges the healthcare industry holds for us in the future. Our true mission has been — and continues to be — discovering and delivering new, innovative and industry-leading ways to provide hospitals and skilled nursing facilities with the best possible people and services to care for their patients.



In 2002, RehabCare Group celebrated its 20th year in business by honoring its relationship with Bon Secours Hampton Roads Health System, RehabCare's first client and today its largest. Recognizing the important commitment that the System makes to patient care, RehabCare presented Bon Secours with a substantial unrestricted charitable gift for their DePaul Medical Foundation.

PICTURED ABOVE *(from left to right)* *Dick Hanson and Eileen Malo of Bon Secours Hampton Roads Health System; Jim McNamara, Michael Spigel and Alan Henderson of RehabCare Group, Inc.*

Certain statements in this Annual Report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.

To Our Shareholders,

RehabCare Group achieved many accomplishments in 2002, paving the way for what we expect to be a more successful year in 2003. We grew our quarterly earnings progressively from $.22 in the first quarter to $.45 in the fourth quarter, and completed the year with revenues of $563 million.

The year started off with the reorganization of our supplemental staffing operations. This has been an important part of our diversification strategy, as we put in place effective systems to track performance throughout our network of staffing branches, and established a management team committed to excellence in serving the healthcare professionals and institutions that are our customers. Their efforts were supplemented by our travel staffing operations, which saw volume growth during the year of 19 percent. As the only healthcare staffing company with substantial capabilities in both supplemental and travel, we are unique in our ability to be a single source for either need.

Yet we still have much to do. Many of our branches are relatively new, and have not yet grown to the point where they are providing acceptable returns. This task has become more challenging as many hospitals have initiated programs to reduce their dependence on outside agencies to meet their staffing needs. These initiatives have proven to be moderately

[1] *Earnings before interest, taxes, depreciation and amortization*
[2] *Excludes non-operating gains and losses and cumulative effect of change in accounting principle*
[3] *All share data adjusted for 3-for-2 stock split in October 1997 and 2-for-1 split in June 2000*

OPERATING REVENUES


in millions
$161
$207
$309
$452
$542
$563
97 98 99 00 01 02
Healthcare Staffing
Program Management

EBITDA[1,2]


in millions
$23
$27
$35
$51
$47
$48
97 98 99 00 01 02

DILUTED EARNINGS PER SHARE[3]


$.73
$.86
$1.03
$1.45
$1.16
$1.38
97 98 99 00 01 02



ALAN C. HENDERSON
Chief Executive Officer

H. EDWIN TRUSHEIM
Chairman

successful in the short run, but history has shown that they are unlikely to overcome the longer-term trend of a widening gap between required staffing levels and available staff. Our opportunity is to work in concert with these providers to help them better manage their utilization of staffing agencies, with the prospect of in turn providing a larger share of their appropriate needs.

Our program management services were also a significant part of our accomplishments in 2002. Our revenues from providing therapy services to skilled nursing facilities grew by over 60 percent, finishing the year with $105 million in revenues and 412 client locations. Our programs are in great demand as the industry struggles to respond to decreasing levels of reimbursement from governmental payers. In this environment, efficient and effective performance adds great value. We accomplish this on their behalf through improved team productivity, quality outcomes and increased patient census from satisfied referral sources.

After waiting over four years following the mandate established by Congress in 1997, the new Medicare reimbursement methodology for inpatient rehabilitation services was finalized just prior to the beginning of this past year. In response, signings of new business re-ignited with the opening of fourteen inpatient rehabilitation programs during the year and a backlog at the end of the year comprised of another ten. The year also saw the announcement of the combination of our inpatient and outpatient businesses into a single operating unit, creating a more focused point of service to our hospital client base. We now serve 139 acute-care hospitals in 33 states and the District of Columbia delivering inpatient and outpatient rehabilitation services to their patients.

Another accomplishment in 2002 was the repurchase of 1.7 million shares in the third quarter, reducing our base of outstanding shares by approximately ten percent and thereby concentrating our

Financial Highlights

(Dollars in thousands, except per share data)	2002[1]	2001	% Change
	Years Ended December 31,		
Operating Revenues	**$562,565**	$542,265	3.7
Operating Earnings	**$ 39,697**	$ 36,967	7.4
Net Earnings	**$ 24,395**	$ 21,035	16.0
Diluted Earnings Per Share	**$ 1.38**	$ 1.16	19.0
Weighted Average Diluted Shares Outstanding (000's)	**17,642**	18,077	(2.4)
Total Assets	**$235,530**	$250,661	(6.0)
Stockholders' Equity	**$188,614**	$199,036	(5.2)

[1] *Reflects the $37 million repurchase of 1.7 million shares in the third quarter*

future earnings growth across a smaller number of shares. Even after spending $37 million to complete the buyback, we ended the year debt-free and with nearly $10 million in cash to start 2003. We continue to carry an available line of credit of approximately $125 million, providing substantial flexibility in evaluating opportunities that may present themselves in the coming year.

Looking forward, we are encouraged by our successes in 2002. There are still hundreds of hospitals, struggling on their own to make their inpatient rehabilitation units function profitably under the new reimbursement methodology, for which we would be able to add tremendous value. There are hundreds more not yet offering these services that could improve their facilities' financial performance with the addition of programs managed by us. There are also thousands of skilled nursing facilities attempting to provide therapy services to their patients and residents on an economically viable basis that could benefit from our professional management of these services. Additionally, the temporary healthcare staffing industry is estimated to be $10 billion in size and growing. Even though we are one of the largest players, we have less than a three percent share in this very fragmented and unconsolidated market.

Through a commitment to quality and service, and leveraging our role as a valued outsourcer to the healthcare industry, we believe increasing our market share in all of our business segments is a very achievable goal in 2003. To this end, we are both fortunate and grateful to have dedicated and committed team members who, working together, are helping chart our course toward this goal.

Thank you for your support.

Alan C. Henderson
Chief Executive Officer

H. Edwin Trusheim
Chairman

Leadership in Key Healthcare Industry Segments

RehabCare Group is a market leader, providing healthcare staffing and physical rehabilitation services in conjunction with more than 7,000 hospitals and skilled nursing facilities throughout the United States. Our StarMed Staffing Group is positioned for growth as the preferred provider of nurses and other healthcare professionals for temporary and travel assignments, and as the employer of choice of these professionals who seek flexibility and attractive benefits. RehabCare's 20-year track record for best practices, measurable outcomes and tangible results reinforces our market-leading position in physical rehabilitation program management.

The relationships we've established through two decades position RehabCare to successfully meet the growing needs of hospitals and other healthcare providers who seek services and solutions that enable them to efficiently deliver compassionate, high-quality healthcare to their patients.

REHABCARE GROUP LOCATIONS



HEALTHCARE STAFFING SERVICES
PROGRAM MANAGEMENT SERVICES
Mountain 6 8
Western 14 44
South central 8 211
North central 20 171
Northeast 7 47
Southeast 24 118

2002 PROFILE

BUSINESS SEGMENTS	SEGMENT REVENUES (000's); PERCENT OF TOTAL	CAPABILITIES		SIZE	PRIMARY CLIENT/ PAYER
HEALTHCARE STAFFING SERVICES	Supplemental $172,070; 30%	Temporary staffing of nurses and other healthcare professionals	Assignments locally on a short-term basis	77 branches;* 514,000 shifts worked	Hospitals and other healthcare providers
	Travel $105,473; 19%		Assignments nationwide on a 13-week basis	2 tele-recruiting offices; 206,000 shifts worked	
PROGRAM MANAGEMENT SERVICES	Inpatient $130,743; 23%	Operate post-acute physical rehabilitation programs (primarily stroke and orthopedic) and skilled nursing units		137 units; 733,000 patient days	Hospitals
	Outpatient $49,003; 9%	Operate on-site and satellite physical rehabilitation programs (primarily orthopedic, sports medicine, neurological and pain disorders)		50 locations; 1.4 million patient visits	
	Contract Therapy $105,276; 19%	Operate physical rehabilitation programs (primarily neurological, orthopedic and geriatric rehabilitation)		412 facilities 2.3 million patient visits	Skilled nursing facilities





**Healthcare staffing branches adjusted to reflect consolidation announced January 6, 2003.*

RehabCare Group[SM]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 0-19294

RehabCare Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	*51-0265872*
(State or other jurisdiction of incorporation or organization)	***(I.R.S. Employer Identification No.)***

7733 Forsyth Boulevard, 17th Floor, St. Louis, Missouri 63105
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: ***(314) 863-7422***

Securities registered pursuant to Section 12(b) of the Act:	Name of exchange on which registered:
Common Stock, par value $.01 per share	*New York Stock Exchange*
Preferred Stock Purchase Rights	*New York Stock Exchange*

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of Registrant at June 30, 2002 was $414,189,202. At March 10, 2003, the Registrant had 15,852,080 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part II of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's Annual Report to Stockholders for the fiscal year ended December 31, 2002.

Part III of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on April 30, 2003.

PART I

This Annual Report on Form 10-K contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause RehabCare Group's actual results in future periods to differ materially from forecasted results. These risks and uncertainties may include, but are not limited to, the effect and timing of certain corrective actions taken in supplemental staffing, the magnitude of the costs associated with the consolidation of branch locations in the staffing division, the effect and timing of the consolidation on the aggregate supplemental staffing weeks worked, new program openings and planned cost controls, fluctuations in occupancy of RehabCare Group's hospital and skilled nursing facility clients, changes in and compliance with governmental reimbursement rates, regulations or policies, the inability to attract new client relationships or to retain existing client relationships, the inability to attract operational and professional employees, the adequacy and effectiveness of operating and administrative systems, litigation risks, including an inability to predict the ultimate costs and liabilities or the disruption of RehabCare Group's operations, and general economic downturn.

ITEM 1. BUSINESS

Overview of Our Company

RehabCare Group, Inc., a Delaware corporation, is a leading provider of temporary healthcare staffing and therapy program management for hospitals and skilled nursing facilities. Our healthcare staffing services business, also known as StarMed Staffing Group, provides temporary placement of nurses and other healthcare professionals on a supplemental basis with locally-based personnel and on longer-term assignments with travel personnel. Our program management services business consists of the management of hospital-based inpatient acute rehabilitation and skilled nursing units, hospital-based and satellite outpatient therapy programs, as well as contract therapy programs with skilled nursing facilities.

Established in 1982, we have more than 20 years experience helping healthcare providers increase revenues and reduce costs while effectively and compassionately delivering rehabilitation services. We believe our clients place a high value on our extensive experience in assisting them to effectively implement clinical best practices, address competition for patient services, and navigate the complexities inherent to managed care contracting and government reimbursement systems. Over the years, we have diversified our program management services to include management services to hospitals, skilled nursing units and outpatient rehabilitation, as well as management of rehabilitation services in skilled nursing facilities.

We added temporary healthcare staffing services to our business in 1996 with the acquisition of Healthcare Staffing Solutions, Inc. providing traveling therapists and, later, traveling nurses to hospitals and skilled nursing facilities. In 1998, we acquired StarMed Staffing, Inc. to significantly expand our presence into the supplemental staffing market. With the formation of StarMed Staffing Group, we maintain one of the nation's largest databases of healthcare professionals of many different specialties to fill travel, supplemental and permanent positions.

We offer our portfolio of temporary healthcare staffing and program management services to a highly diversified customer base. In all, we have relationships with more than 7,000 hospitals and skilled nursing facilities throughout the United States. We currently serve healthcare staffing clients in all 50 states plus the District of Columbia and our program management services business currently manages units and programs in 40 states plus the District of Columbia.

For the year ended December 31, 2002, we had operating revenues of $562.6 million and operating earnings of $39.7 million. In 2002, approximately 49% of our operating revenues were derived from our healthcare staffing services business and approximately 51% were derived from our program management services business.

The terms "RehabCare," "our company," "we" and "our" as used herein refer to "RehabCare Group, Inc."

Industry Overview

As a provider of healthcare staffing and program management services, our revenues and growth are affected by trends and developments in healthcare spending. The U.S. Centers for Medicare and Medicaid Services estimated that in 2001 total healthcare expenditures in the United States grew by 9% to $1.4 trillion, the fifth consecutive year in which healthcare spending grew at an accelerating rate. The Centers for Medicare and Medicaid Services reported that hospital spending, which accounted for 30% of the health spending increase in 2001, increased 8%. The Centers for Medicare and Medicaid Services also projected that total healthcare spending in the United States will grow an average of 7% annually from 2002 through 2010. According to these estimates, healthcare expenditures will account for approximately $2.6 trillion, or 16%, of the United States gross domestic product by 2010.

Demographic considerations also affect long-term growth projections for healthcare spending. According to the U.S. Census Bureau, there were approximately 35 million Americans, comprising approximately 13% of the total United States population, aged 65 or older based on the 2000 census. The number of Americans aged 65 or older is expected to climb to approximately 40 million by 2010 and to approximately 54 million by 2020. By 2030, the number of Americans 65 and older is estimated to reach approximately 70 million, or 20%, of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years or older is also expected to increase from 4.3 million to 8.9 million by 2030.

We believe that healthcare expenditures and longer life expectancy of the labor force and general population will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. In particular, many of the health conditions associated with aging – such as stroke and heart attack, neurological disorders and diseases and injuries to the muscles, bones and joints will increase the demand for rehabilitative therapy. These trends, combined with the need for client hospitals to move their patients into the appropriate level of care on a timely basis, will encourage healthcare providers to direct patients to inpatient units and outpatient therapy and contract therapy programs.

The aging population also affects the healthcare labor market. Findings from the National Sample Survey of Registered Nurses conducted by the U.S. Department of Health and Human Services Administration in 2000, published February 2002, indicates that between 1996 and 2000 the average age of the registered nurse population increased from 44.3 to 45.2 years. During the period from 1980 to 2000, the proportion of registered nurses under age 40 decreased from 53% to 32%. The major drop was among those under the age of 30. In 1980, 25% of registered nurses were under the age of 30 compared to only 9% in 2000.

We also see a growing demand from hospitals, who seek to work with organizations that deliver the most efficient, responsive, cost-effective and high-quality resources, programs and services to support a full range of needs.

We believe that these various trends imply that there will be a growing demand for sophisticated and integrated healthcare staffing and rehabilitation therapy solutions by healthcare providers seeking to decrease their overall labor costs and satisfy their increasing need for qualified healthcare professionals, who are in high demand.

Healthcare Staffing Services. The healthcare staffing industry provides staffing of nurses, physicians and other allied healthcare professionals such as physical and occupational therapists, speech/language pathologists, respiratory therapists, radiological technicians, advanced practice professionals, pharmacists, and medical and surgical specialized technicians. The healthcare staffing industry is primarily comprised of the following three services:

- *Supplemental Staffing.* Supplemental staffing comprises the majority of all healthcare staffing and involves placement of locally-based healthcare professionals on very short-term assignments, often for daily shift work. Supplemental staffing often involves very short advance notice of assignments by the client.

- *Travel Staffing.* Travel staffing involves the placement of healthcare professionals on a contracted, fixed-term basis on assignments, which may run several weeks to a year, but are generally 13 weeks long and typically involves temporary relocation of the professional. In some instances, an assignment may be in the same geographic area, but due to its duration, is assigned through travel staffing. The staffing company is responsible for providing arrangements for travel, housing, licensure and credentialing for the healthcare professional being placed.

- *Placement and Search.* Placement and search relates to position-specific searches for specialized healthcare professionals to fill open positions on a permanent basis. Search firms offer a range of placement and search services on both a retainer and contingency basis.

The Staffing Industry Report, an independent staffing industry publication, estimated that revenues in the United States for all staffing services were $80.2 billion in 2001. The healthcare staffing segment accounted for approximately $9.1 billion of revenues in 2001, and was expected to grow by approximately 20% annually through 2003. We believe that the demand for healthcare staffing services is influenced by a number of factors including:

- *Economic Conditions and Hospital Initiatives.* We believe that extended economic uncertainty may result in reduced supply of healthcare professionals to the temporary staffing industry. Nurses and other healthcare professionals currently appear to prefer full-time, permanent employment as a means of ensuring family income during challenging economic times. Some hospitals are also offering greater financial and workplace incentives to recruit or retain permanent employees, thus reducing the hospital's demand for temporary staffing services. It is not clear whether the duration of economic pressures or the sustainability of workplace incentives will be sufficient to overcome the larger, long-term trend of healthcare labor shortages. We believe that staffing services providers will continue to play an important role over the long-term in helping hospitals successfully manage variable labor.

- *Shortages in Available Healthcare Professionals.* A July 2002 report published by the National Center for Health Workforce Analysis (part of the U.S. Department of Health and

Human Services) indicated that based on current trends approximately 2.8 million registered nurses will be needed in the United States by 2020, but only 2.0 million registered nurses will be available. A December 2002 report by the American Association of Colleges of Nursing, however, highlighted that for schools that reported in both 2002 and 2001, enrollments in undergraduate nursing programs increased by 8% in 2002. This is the second consecutive year of increased enrollments following a previous 6-year period of decline. The American Association of Colleges of Nursing believes the number of students in the pipeline is still insufficient to fully meet the demand for a million new nurses over the next 10 years as projected by the U.S. Labor Department. In addition to the shortage of available nurses, changes in healthcare and a trend toward temporary staffing have resulted in shortages of various allied healthcare professionals, including radiological, laboratory and other specialized technicians, pharmacists, physician assistants, nurse anesthetists, transcriptionists, reimbursement specialists, patient account representatives and medical clerical personnel.

- *Changes in the Healthcare Payment System.* As healthcare expenditures in the United States have continued to increase, healthcare providers have experienced increased cost reduction pressures as a result of managed care and the implementation of prospective payment systems and other changes in Medicare reimbursement. The need to control costs has forced many healthcare providers to re-evaluate their staffing policies and seek more efficient labor management techniques, including the use of temporary employees to enhance flexibility and reduce costs by transforming a portion of their labor costs from fixed to variable.

Program Management Services. The growth of managed care and its focus on cost control has encouraged healthcare providers to provide quality care at the lowest cost possible. While generally less aggressive than managed care, Medicare and Medicaid incentives have also driven declines in average inpatient days per admission. In many cases, patients are treated initially in the higher cost, acute-care hospital setting. After their condition has stabilized, they are either moved to a lower cost setting, such as a skilled nursing facility, or are discharged to their home and treated on a home health or outpatient basis. Thus, while hospital inpatient admissions have continued to grow, the number of average inpatient days per admission has declined. According to the American Hospital Association, the aggregate number of inpatient days declined at an average annual rate of 1.3%, from 215.9 million in 1993 to 194.1 million in 2001.

Many healthcare providers seek to outsource a broad range of services through contracts with product line managers. Outsourcing allows healthcare providers to take advantage of the specialized expertise of contract managers, enabling providers to concentrate on the businesses they know best, such as facility and acute-care management. Continued reimbursement pressures under managed care and Medicare have driven healthcare providers to look for additional sources of revenue. As constraints on overhead and operating costs have increased and manpower has been reduced, outsourcing of ancillary and post-acute services has become more important in order to increase patient volumes and provide services at a lower cost while maintaining high quality standards.

By outsourcing therapy services, hospitals are able to:

- *Improve Clinical Quality.* National program managers focused on rehabilitation are able to develop and employ best practices, which benefit client hospitals.

- *Increase Volumes.* Patients who are discharged from an intensive care unit or medical/ surgical bed and need acute rehabilitation or skilled nursing care, and who in the past would have otherwise been referred to other venues for treatment, can now remain in the hospital setting. This allows hospitals to capture revenues that would otherwise be realized by another provider. Upon discharge, patients can return for outpatient care, adding additional revenues for the provider. By offering new services, the hospital also attracts new patients.

- *Optimize Utilization of Space.* Inpatient services help hospitals optimize physical plant space to treat patients that are within specific diagnoses of the particular hospitals' targeted service lines.

- *Increase Cost Control.* Because of their extensive experience in the product line, program managers can offer pricing structures that effectively control a healthcare provider's financial risk related to the service provided. For hospitals and other providers that utilize program managers, the result is often lower average cost than that of self-managed programs. As a result, the facility is able to increase its revenues without having to increase administrative staff or incur other fixed costs.

- *Sign Agreements with Managed Care Organizations.* We believe managed care organizations prefer to sign contracts covering acute rehabilitation, skilled nursing services and outpatient therapy with one entity rather than several separate, often unrelated entities. Program managers may provide patient evaluation systems that collect data on patients in each of their units showing the degree of improvement and the related costs from the time the patient is admitted to the unit through the time of discharge. This is an important feature to managed care organizations in controlling their costs while assuring appropriate outcomes. Program managers may often have the ability to capture and analyze this information from a large number of acute rehabilitation and skilled nursing units to improve clinical care, which an individual hospital could not do on its own without a substantial investment in specialized systems. Becoming part of a managed care network helps the hospital attract physicians, and in turn, attract more patients to the hospital.

- *Obtain Reimbursement Advice.* Program managers may employ reimbursement specialists who are available to assist client hospitals in interpreting complicated regulations within a given specialty, a highly valued service in the changing healthcare environment.

Of the approximately 5,000 general acute-care hospitals in the United States, an estimated 1,000 hospitals operate inpatient acute rehabilitation units, of which we estimate approximately 20% currently outsource acute rehabilitation program management services. As of December 31, 2002, we had therapy program management contracts with 116 of those hospitals that outsource acute rehabilitation unit management services.

By outsourcing therapy services, skilled nursing facilities are able to:

- *Obtain Clinical Resources and Expertise.* Rehabilitation services providers have the ability to develop and implement clinical training and program development that will provide best practices for clients.

- *Ensure Appropriate Levels of Staffing for Rehabilitation Professionals.* Therapy staffing in the skilled nursing environment presents unique challenges that can be addressed by a national presence that facilitates recruitment of qualified clinical professionals. Program managers have the ability to manage staffing levels to address the fluctuating clinical needs of the host facility.

- *Improve Skilled Nursing Facility Profitability.* Rehabilitation services providers are equipped to support the clinical needs of the facility and to manage staffing levels such that the client's overall profitability for their patients requiring rehabilitation services is improved.

Overview of Our Business Segments

Our business is divided into two main business segments: healthcare staffing services and program management services. The following table summarizes the type of services we offer and their benefits to our clients.

Business Segment	Description of Service	Benefits to Client
Healthcare Staffing Services	Placement of temporary healthcare professionals in hospitals and skilled nursing facilities generally ranging from one day to 13-week assignments and on a permanent basis.	Enables the client to manage variable labor costs, such as turnover, vacation, maternity and other temporary staffing needs.
Program Management Services		
Inpatient		
Acute Rehabilitation Units:	High acuity rehabilitation for conditions such as stroke, hip replacement and head injury.	Utilizes formerly idle space and affords the client the ability to offer specialized clinical rehabilitation services to patients who might otherwise be discharged to a setting outside the client's facility.
Skilled Nursing Units:	Lower acuity rehabilitation but often more medically complex than acute rehabilitation units for conditions such as stroke, cancer, heart failure, burns and wounds.	
Outpatient	Outpatient therapy programs for hospital-based and satellite programs (primarily sports and work-related injuries).	Helps bring patients into the client's facility and helps the client compete with freestanding clinics.
Contract Therapy	Rehabilitation services in skilled nursing facilities for neurological, orthopedic and cardiological conditions.	Affords the client the ability to fulfill the continuing need for therapists on a full-time or part-time basis. Offers the client a better opportunity to improve the quality of the programs.

Financial information about each of our business segments is contained in note 12 "Industry Segment Information" to our consolidated financial statements.

As announced on January 6, 2003, healthcare staffing services branch locations were consolidated, which reduced the number of healthcare staffing services locations from the 101 locations we had at December 31, 2002 to 79 currently. The following table summarizes by geographic region in the United States our healthcare staffing services locations as adjusted for the consolidation referred to above and program management services units and programs as of December 31, 2002:

	Healthcare Staffing Services	Program Management Services		
Geographic Region	Supplemental Branch and Travel Locations	Acute Rehabilitation/ Skilled Nursing Units	Outpatient Therapy Programs	Contract Therapy Programs
Northeast Region	7	17/1	6	23
Southeast Region	24	20/5	20	73
North Central Region	20	28/6	6	131
Mountain Region	6	3/1	2	2
South Central Region	8	41/6	16	148
Western Region	14	7/2	0	35
Total	79	116/21	50	412

Healthcare Staffing Services

Our StarMed Staffing Group meets a critical need of supplying nurses, nurse assistants and other clinical staff to hospitals and skilled nursing facilities in communities across the United States, helping healthcare facilities operate to the optimal level of staffing for their ever-changing patient population. Additionally, we assist healthcare facilities in alleviating pressures of the current nationwide nursing shortage, as demand for nurse staffing far exceeds supply. We introduced healthcare staffing to our portfolio of services in 1996. Initially focusing on recruiting traveling physical and occupational therapists and speech/language pathologists for hospitals and skilled nursing facilities, we added traveling and supplemental nurses in 1998 and other allied healthcare personnel in 1999.

Supplemental Staffing

Our supplemental staffing operations provide nurses, nurse assistants and other allied healthcare staff to hospitals and other healthcare facilities on short-term assignments, typically ranging from one day to several weeks. Our supplemental staffing operations also performs position-specific searches for specialized healthcare professionals to fill open client positions on a permanent basis. On January 6, 2003, we announced the consolidation of branches for greater focus of our management resources on client and professional staff development. We consolidated 22 branch locations such that we had 77 branch locations at January 31, 2003.

A typical staffing branch consists of approximately 1,000 square feet of leased space. A branch director and a service coordinator are initially hired to manage the branch. As the branch matures, measured by number of weeks worked the branch has placed, new service coordinators, marketers and clerical staff are added to support growth.

We believe that the benefits program we provide for our temporary staff differentiates us from many other companies in the industry. These benefits include direct deposit, next-day pay in most locations, 401(k) plan, flexible assignments, vacation pay, continuing education reimbursements, health insurance, sign-on bonuses, referral bonuses and a uniform program.

We believe another significant factor in our performance is the quality of our personnel. Our supplemental staffing is a local business, and we believe the relationships that our branch director and our placement and recruiting professionals have with our clients are a significant contributor to the success of our supplemental staffing operations.

Travel Staffing

Our travel staffing operations place nursing, radiology, therapy and other allied healthcare professionals typically on 13-week assignments throughout the United States. From two central locations we employ a staff of placement, recruiting, housing and benefits specialists to support each traveler. The traveler is assigned a recruiter who will assist the traveler through every step of the assignment. Our staff is available 24 hours a day, 7 days a week to help with any issue the traveler may have. We believe our recruiters have one of the industry's largest databases of healthcare professionals available in a wide variety of specialties in all 50 states.

We believe the benefits we offer play a role in a traveler's decision to choose us over our competition. Benefits include bonuses, 401(k) plan, guaranteed pay, assignment cancellation protection, direct deposit, health and dental insurance, housing, travel reimbursement, frequent travel program, licensing assistance, 24-hour support and continuing education.

Strategy

We plan to continue to grow our healthcare staffing services business through a combination of controlled internal growth and selective acquisitions that provide us with the opportunity to leverage our capabilities and help hospitals and skilled nursing facilities address the broader challenge of managing their variable labor costs. Key elements of our strategy are:

- Increase the volumes and productivity per branch;
- Further develop our travel division, which represents a mobile asset base that can move across the country to meet the shifting needs of our customers, and offers the benefit of having the same nurse for the duration of a 13-week assignment;
- Diversify the services that our branch locations offer by furnishing both nurse staffing and other allied medical staffing at each location;
- Maximize the benefits of our recent branch location consolidation, which allows us to reduce our fixed costs and concentrate our management resources on client and staff development; and
- Consider strategic acquisitions that will deliver the benefits of synergy and/or growth.

Program Management Services

Inpatient

RehabCare has developed an effective business model in the prospective payment environment, and is instrumental in helping our clients achieve favorable outcomes as they convert to this reimbursement methodology in their inpatient settings.

Acute Rehabilitation. Since 1982, our inpatient division has been the market leader in operating acute rehabilitation units in acute-care hospitals on a contract basis. As of December 31, 2002, we managed inpatient acute rehabilitation units in 116 hospitals for patients with diagnoses including stroke, orthopedic conditions, arthritis, spinal cord and traumatic brain injuries. Of the approximately 5,000 general acute-care hospitals in the United States, an estimated 1,000 hospitals operate inpatient acute rehabilitation units of which we estimate only approximately 20% currently outsource acute rehabilitation program management services.

We believe that as the prospective payment system is implemented in the inpatient rehabilitation environment for Medicare patients, our acute rehabilitation division will be well positioned for internal growth. Of the approximately 4,000 acute-care hospitals that do not currently operate acute rehabilitation units, we estimate that as many as 2,000 meet our general criteria for support of acute rehabilitation units in their markets. In light of the changing reimbursement environment, we believe that there is an opportunity for growth to the extent that many of the hospitals currently operating their own acute rehabilitation units reevaluate the efficiency of their operations and consider outsourcing management services to companies such as ours.

We establish acute rehabilitation units in hospitals that have vacant space and unmet rehabilitation needs in their markets. We also work with hospitals that currently operate acute rehabilitation units to determine the projected level of cost savings we can deliver to them by implementing our scheduling, clinical protocol and outcome systems. In the case of hospitals that do not operate acute rehabilitation units already, we review their historical and existing hospital population, as well as the demographics of the geographic region, to determine the optimal size of the proposed acute rehabilitation unit and the potential of the new unit under our management to generate additional revenues to cover anticipated expenses.

We are generally paid by our clients on the basis of a negotiated fee per discharge or per patient day pursuant to contracts that are typically for terms of three to five years. These contracts are generally subject to termination or renegotiation in the event the hospital experiences a material change in its reimbursement from government or other providers.

An acute rehabilitation unit affords the hospital the ability to offer rehabilitation services to patients, retaining patients who might otherwise be discharged to a setting outside the hospital. A unit typically consists of 20 beds and is staffed with a program director, a physician-medical director and clinical staff which may include a psychologist, physical and occupational therapists, a speech/language pathologist, a social worker, a case manager and other appropriate supporting personnel.

Skilled Nursing Units. In 1994, the inpatient division added the skilled nursing service line in response to client requests for management services and our strategic decision to broaden our inpatient services. As of December 31, 2002, we managed 21 inpatient skilled nursing units. The hospital-based skilled nursing unit enables patients to remain in a hospital setting where emergency needs can be met quickly as opposed to being sent to a freestanding skilled nursing facility. The unit is located within the acute-care hospital and is separately licensed as a skilled nursing unit.

We are generally paid by our clients on the basis of a negotiated fee per patient day pursuant to contracts that are typically for terms of three to five years. The hospital benefits by retaining patients who would be discharged to another setting, capturing additional revenue and utilizing idle space. A skilled nursing unit treats patients who require less intensive levels of rehabilitative care, but who have a greater need for nursing care. Patients' diagnoses are typically long-term and medically complex covering approximately 60 clinical conditions, including stroke, post-surgical conditions, pulmonary disease, cancer, congestive heart failure, burns and wounds.

Outpatient

In 1993, we began managing outpatient therapy programs that provide management of therapy services to patients with work-related and sports-related illnesses and injuries, and as of December 31, 2002, we managed a total of 50 hospital-based and satellite outpatient therapy programs. An outpatient therapy program complements the hospital's occupational medicine initiatives and allows therapy to be continued for patients discharged from inpatient rehabilitation units and medical/surgical beds. An outpatient therapy program also attracts patients into the hospital and is conducted either on the client hospital's campus or in satellite locations controlled by the hospital.

We believe our management of outpatient therapy programs delivers increased productivity through our scheduling, protocol and outcome systems, as well as through productivity training for existing staff. We also provide our clients with expertise in compliance and quality assurance. Typically, the program is staffed with a program director, four to six therapists and two to four administrative and clerical staff. We are typically paid by our clients on the basis of a negotiated fee per unit of service.

In the fourth quarter of 2002, we announced the combination of the inpatient therapy division with the outpatient therapy division to form the new hospital rehabilitation services division within our program management services business. We combined these divisions to streamline two businesses with a shared base of clients, and provide our clients with one point of contact for all of their rehabilitation service needs. We believe this will enhance our client relationships and increase our efficiency, as 23 of our outpatient therapy contracts are with hospital clients for which we also manage inpatient rehabilitation or skilled nursing units. Creating the hospital rehabilitation services division also supports continued strategy for growth through cross-selling our services.

Contract Therapy

In 1997, we added contract therapy management for skilled nursing facilities to our service offerings. This program affords the client the opportunity to fulfill its continuing need for therapists on a full-time or part-time basis without the need to hire and retain full-time staff. As of December 31, 2002, we managed 412 contract therapy programs.

Our typical contract therapy client has 100 beds, a portion of which are licensed as skilled nursing beds. We manage therapy services, including physical and occupational therapy and speech/language pathology for the skilled nursing facility. Our broad base of staffing strategies, full-time, part-time and on-call, can be adjusted at each location according to the facility's and its patients' needs.

We are generally paid by our clients on the basis of a negotiated patient per diem rate or a negotiated fee schedule based on the type of service rendered. Typically, our contract therapy program is led by a full-time program coordinator who is also a therapist and two to four full-time professionals trained in physical and occupational therapy or speech/language pathology.

Strategy

We believe that there is significant growth opportunity for our program management services business as the marketplace continues to require hospitals and skilled nursing facilities to provide high-quality rehabilitation services in a cost-efficient and accountable manner. Outpatient therapy programs remain underdeveloped at most hospitals, while the aging population and pressures to control costs in all healthcare settings continue to drive demand for our management systems and expertise, especially within a prospective payment system. Key elements of our program management services strategy include:

- Focus our efforts on managing the continuum of rehabilitation services for our clients;
- Maximize the benefits of combining our inpatient and outpatient divisions to serve as a single-source provider to our clients and facilitate cross-selling each of our programs to existing clients which are currently utilizing only one of our services;
- Continue leveraging our expertise in the prospective payment environment to retain clients and sign contracts with new hospitals and skilled nursing facilities who must meet the challenges of lower reimbursements; and
- Consider strategic acquisitions that will deliver the benefits of synergy and/or growth.

Government Regulation

Overview. The healthcare industry is required to comply with many complex federal and state laws and regulations and is subject to regulation by a number of federal, state and local governmental agencies, including those that administer the Medicare and Medicaid programs, those responsible for the licensure of healthcare providers and facilities and those responsible for administering and approving health facility construction, new services and high-cost equipment purchasing. The healthcare industry is also affected by federal, state and local policies developed to regulate the manner in which healthcare is provided, administered and paid for nationally and locally.

Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. As a result, the healthcare industry is sensitive to legislative and regulatory changes and is affected by reductions and limitations in healthcare spending as well as changing healthcare policies. Moreover, our business is impacted not only by those laws and regulations that are directly applicable to us, but also by certain laws and regulations that are applicable to our hospital, skilled nursing facility and other clients.

If we fail to comply with the laws and regulations directly applicable to our business, we could suffer civil penalties, criminal penalties and/or be excluded from contracting with providers participating in Medicare, Medicaid and other federal and state healthcare programs. If our hospital, skilled nursing facility and/or other clients fail to comply with the laws and regulations applicable to their businesses, they could suffer civil penalties, criminal penalties and/or be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which could, indirectly, have an adverse impact on our business.

Facility Licensure, Medicare Certification, and Certificate of Need. Our clients are required to comply with state facility licensure, federal Medicare certification, and certificate of need laws in certain states that are not generally applicable to us.

Generally, facility licensure and Medicare certification follow specific standards and requirements. Compliance is monitored by various mechanisms, including periodic written reports and on-site inspections by representatives of relevant government agencies. Loss of licensure or Medicare certification by a healthcare facility with which we have a contract would likely result in termination of that contract.

A few states require that health facilities obtain state permission prior to entering into contracts for the management of their services. Some states also require that healthcare facilities obtain state permission in the form of a certificate of need prior to constructing or modifying their space, purchasing high-cost medical equipment, or adding new healthcare services. If a certificate of need is required, the process may take up to 12 months or more, depending on the state. The certificate of need application may be denied if contested by a competitor or if the new facility or service is deemed unnecessary by the state reviewing agency. A certificate of need is usually issued for a specified maximum expenditure and requires implementation of the proposed improvement or new service within a specified period of time.

Professional Licensure and Corporate Practice. Many of the healthcare professionals employed or engaged by us, including nurses and therapists, are required to be individually licensed or certified under applicable state law. We take steps to ensure that our licensed healthcare professionals possess all necessary licenses and certifications, and we believe that our nurses and therapists comply with all applicable state laws.

In some states, business corporations such as us are restricted from practicing therapy through the direct employment of therapists. In those states, to comply with the restrictions imposed, we contract to obtain therapy services from an entity permitted to employ therapists.

Staffing Agency/Business Licenses. A number of states require state licensure for businesses that, for a fee, employ and assign personnel, including healthcare personnel, to provide temporary services on-site at hospitals and other healthcare facilities to support or supplement the hospitals' or healthcare facilities' work force. A number of states also require state licensure for businesses that operate placement services for individuals attempting to secure employment. Failure to obtain the necessary licenses can result in injunctions against operating, cease and desist orders and/or fines. We endeavor to maintain all required state licenses.

Reimbursement. Federal and state laws and regulations establish payment methodologies and mechanisms for healthcare services covered by Medicare, Medicaid and other government healthcare programs. While applicable to our clients and not generally applicable to us, these laws and regulations still have an indirect impact on our business.

Medicare pays acute-care hospitals for most inpatient hospital services under a payment system known as the "prospective payment system." Under this system, acute-care hospitals are paid a specific amount toward their operating costs based on the diagnosis-related or case mix group to which each Medicare patient is assigned. In general, a hospital's payment for inpatient care provided to a Medicare patient is limited based on the diagnosis-related or case-mix group to which the patient is assigned, regardless of the amount of services provided to the patient or the length of the patient's hospital stay. The amount of reimbursement assigned to each diagnosis-related or case mix group is established prospectively by the Centers for Medicare and Medicaid Services, an agency of the U.S. Department of Health and Human Services.

For certain Medicare beneficiaries who have unusually costly hospital stays, the Centers for Medicare and Medicaid Services will provide additional payments above those specified for the diagnosis-related or case-mix group. Under a prospective payment system, a hospital may keep the difference between its diagnosis-related or case mix group payment and its operating costs incurred in furnishing inpatient services, but is at risk for any operating costs that exceed the applicable diagnosis-related or case-mix group payment rate. As a result, hospitals have an incentive to discharge Medicare patients as soon as it is clinically appropriate.

Prior to the implementation of the Balanced Budget Act of 1997, acute rehabilitation units, skilled nursing units and hospital-based outpatient therapy programs were generally exempt from the above-described prospective payment system and were paid instead on the basis of their direct and indirect costs under a "cost-based" reimbursement system.

Beginning January 1, 2002, the Medicare program began phasing in a prospective payment system for eligible inpatient rehabilitation hospitals and rehabilitation units in hospitals, collectively referred to as "inpatient rehabilitation facilities." Inpatient rehabilitation facilities may transition into the new payment system over a one-year period, during which payments would be based on a blend of rates paid under the old and the new payment systems or inpatient rehabilitation facilities may elect to go directly to the new prospective payment system rates.

The prospective payment system for inpatient rehabilitation facilities is similar to the diagnosis-related group payment system used for acute-care hospital services but uses a case mix group rather than a diagnosis-related group. Each patient is assigned to a case mix group based on clinical characteristics and expected resource needs as a result of information reported on a "patient assessment instrument" which is completed upon patient admission and discharge. Under the new prospective payment system, a hospital may keep the difference between its case mix group payment and its operating costs incurred in furnishing patient services, but is at risk for operating costs that exceed the applicable case mix group payment.

We believe that the new prospective payment system for inpatient rehabilitation facilities favors low-cost, efficient providers, and that our strategy of managing programs on the premises of our hospital clients positions us well for the changing reimbursement environment. However, in the event that a client hospital experiences a material reduction in reimbursement under the new system, in most cases, the client hospital will have the right to renegotiate its contract with us, including the financial terms.

The Balanced Budget Act of 1997 also mandated the phase-in of a prospective payment system for skilled nursing facilities and units based on resource utilization group classifications. This was targeted to reduce government spending on skilled nursing services. All of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities.

The Balanced Budget Act of 1997 also affected Medicare reimbursement for non hospital-based outpatient rehabilitation services. Since 1999, reimbursement for such services is currently based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount established by the Centers for Medicare and Medicaid Services. This reimbursement system applies regardless of whether the therapy services are furnished in a hospital outpatient department, a skilled nursing facility, a physician's office, or the office of a therapist in private practice. Under current law, an outpatient therapy program that is not designated as being hospital provider-based is subject to annual limits on payment for therapy services. These limits have, however, been suspended through June 30, 2003.

Provider-Based Rules. The Centers for Medicare and Medicaid Services recently promulgated new rules regarding the provider-based status of certain facilities and organizations furnishing healthcare services to Medicare beneficiaries. Designation as a provider-based facility or organization can, in some cases, result in greater reimbursement from the Medicare program than would otherwise be the case. Under the new rules, a designation as provider-based also mandates compliance with a specific set of billing and patient notification requirements and emergency medical treatment regulations. Any program, facility or organization having provider-based status on October 1, 2000, will be considered provider-based until the hospital's first cost reporting period beginning on or after July 1, 2003. At that time, all programs, facilities and organizations, previously established and new, must submit self-attestation stating that the provider based criteria and obligations are met. The Centers for Medicare and Medicaid Services have clarified that the provider-based rules do not apply to skilled nursing facilities and inpatient rehabilitation facilities.

Health Information Practices. Subtitle F of the Health Insurance Portability and Accountability Act of 1996 was enacted to improve the efficiency and effectiveness of the healthcare system through the establishment of standards and requirements for the electronic transmission of certain health information. To achieve that end, the act requires the Secretary of the U.S. Department of Health and Human Services to promulgate a set of interlocking regulations establishing standards and protections for health information systems, including standards for the following:

- the development of electronic transactions and code sets to be used in those transactions;
- the development of unique health identifiers for individuals, employers, health plans, and healthcare providers;
- the security of protected health information in electronic form;
- the transmission and authentication of electronic signatures; and
- the privacy of individually identifiable health information.

Final rules setting forth standards for electronic transactions and code sets were published on August 17, 2000, for the privacy of individually identifiable health information on December 28, 2000, and for the security of protected health information in electronic form on February 20, 2003, all of which apply to health plans, healthcare clearinghouses and healthcare providers who transmit any healthcare information in electronic form in connection with certain administrative and billing transactions. The compliance deadline for the electronic transaction and code set standards is October 16, 2003 if a compliance plan was filed with the Secretary of the Department of Health and Human Services by October 16, 2002; if no plan was filed, the compliance date was October 16, 2002. Compliance with the final rules concerning the privacy of individually protected healthcare information is required by April 14, 2003. Compliance with the final rules concerning the security of protected healthcare information in electronic form is April 21, 2005. Proposed rules that include standards for unique health identifiers for employers and healthcare providers, as well as standards related to the security of individual healthcare information and the use of electronic signatures have been published.

We have reviewed the final rules and through the efforts of our company-based task force have taken steps to institute new policies and procedures to meet this regulation at various locations in our company. Included in these changes has been the implementation of a company-wide training effort for all employees on how the regulations apply to their job role. We serve predominantly as a business associate and have been diligent in our pursuit of business associate agreements with all of our clients.

Fraud and Abuse. Various federal laws prohibit the knowing and willful submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid and other government healthcare programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs.

The anti-kickback statute is extremely broad and potentially covers many standard business arrangements. Violations can lead to significant criminal and civil penalties, including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, or exclusion from participation in Medicare, Medicaid, and other government healthcare programs. The Office of the Inspector General of the Department of Health and Human Services has published regulations that identify a limited number of specific business practices that fall within safe harbors guaranteed not to violate the anti-kickback statute. While many of our business relationships fall outside of the published safe harbors, conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not by itself make conduct illegal.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal laws described above. Some states' antifraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' antifraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private.

In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, federal law allows individuals to bring lawsuits on behalf of the government in what are known as *qui tam* or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims and certain other violations of federal law. The use of these private enforcement actions against healthcare providers and their business partners has increased dramatically in the recent past, in part, because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

Anti-Referral Laws. The federal Stark law generally provides that, if a physician or a member of a physician's immediate family has a financial relationship with a healthcare entity, the physician may not make referrals to that entity for the furnishing of designated healthcare services covered under Medicare, Medicaid, or other government healthcare programs, unless one of several specific exceptions applies. For purposes of the Stark law, a financial relationship with a healthcare entity includes an ownership or investment interest in that entity or a compensation relationship with that entity. Designated healthcare services include physical and occupational therapy services, durable medical equipment, home health services, and inpatient and outpatient hospital services. The first phase of the final regulations of the Centers for Medicare and Medicaid Services interpreting the Stark laws became effective on January 4, 2002. We have policies in place to set standards so employees do not make errors in violations of the Stark law.

The federal government will make no payment for designated health services provided in violation of the Stark law. In addition, sanctions for violating the Stark law include civil monetary penalties of up to $15,000 per prohibited service provided and exclusion from any federal, state, or other government healthcare programs. There are no criminal penalties for violation of the Stark law.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal Stark law described above. Some states' Stark laws apply only to goods and services covered by Medicaid. Other states' Stark laws apply to certain designated healthcare goods and services, regardless of whether the source of payment is government or private.

Corporate Compliance Program. In recognition of the importance of achieving and maintaining regulatory compliance, we have a corporate compliance program that establishes general standards of conduct and procedures that promote compliance with business ethics, regulations, law and accreditation standards. We have compliance standards and procedures to be followed by our employees that are reasonably capable of reducing the prospect of criminal conduct, and have designed systems for the reporting and auditing of potentially criminal acts.

A key element of our compliance program is ongoing communication and training of employees so that it becomes a part of our day-to-day business operations. A compliance committee consisting of three independent members of our board of directors has been established to oversee implementation and ongoing operations of our compliance program, to enforce our compliance program through appropriate disciplinary mechanisms and to ensure that all reasonable steps are taken to respond to an offense and to prevent further similar offenses. We are not aware of the existence of any current activities on the part of any of our employees that would not be materially in compliance with our compliance program.

Competition

Our healthcare staffing services business competes in national, regional and local markets with full-service staffing companies and with specialized staffing agencies. We believe our strategic advantages in this line of business include our ability to match qualified employees to specific job requirements, our ability to provide qualified employees in a timely manner, the pricing of our services, our monitoring of the job performance of our employees and the diversity of our staffing solutions.

Our program management services business competes with companies that may offer one or more of the same services and with hospitals and skilled nursing facilities that do not choose to outsource their acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy programs. The fundamental challenge in this line of business is convincing our potential clients, primarily hospitals and skilled nursing facilities, that we can provide rehabilitation services more efficiently than they can themselves. The inpatient units and outpatient programs that we manage are in highly competitive markets and compete for patients with other hospitals and skilled nursing facilities. Among our principal competitive advantages are our reputation for quality, cost effectiveness, a proprietary outcomes management system, innovation and price and the location of our programs within hospitals.

We rely significantly on our ability to attract, develop and retain nurses, therapists and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of our healthcare staffing clients, as well as our own needs in our therapy program management services business. We compete for healthcare staffing personnel, including nurses and therapists, with other healthcare companies, as well as actual and potential clients, some of whom seek to fill positions with either regular or temporary employees.

Employees

As of December 31, 2002, we had approximately 5,400 employees in our program management services business and approximately 8,000 additional travel and supplemental staff employed on a regular or periodic basis by our healthcare staffing services business. The physicians who are the medical directors of our acute rehabilitation units are independent contractors and not our employees. None of our employees are subject to a collective bargaining agreement.

Non-Audit Services Performed by Independent Accountants

Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934 and Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for disclosing to investors the non-audit services approved by our audit committee to be performed by KPMG LLP, our independent auditors. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. During the period covered by this Form 10-K, our audit committee pre-approved non-audit services related to tax compliance.

Web Site Access to Reports

Our Form 10-K, Form 10-Qs, definitive proxy statements, Form 8-Ks, and any amendments to those reports are made available free of charge on our web site at www.rehabcare.com as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission.

ITEM 2. PROPERTIES

We currently lease 71,000 square feet of executive office space in Clayton, Missouri under a lease that expires in the year 2012, assuming all options to renew are exercised. In addition to the monthly rental cost, we are also responsible for specified increases in operating costs. In addition, our subsidiaries lease 10,000 square feet in Salt Lake City, Utah under a lease that expires in 2011, 26,000 square feet of executive office space in Andover, Massachusetts under a lease that expires in 2007, 6,000 square feet of executive office space in Clearwater, Florida under a lease that expires in 2007 and 10,000 square feet of executive office space in Phoenix, Arizona under a lease that expires in 2003, each assuming all options to renew are exercised. We also lease 77 store-front locations that serve as the branch locations for the supplemental staffing operations of our StarMed Staffing Group.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various claims and legal actions in the ordinary course of business. These matters include, without limitation, professional liability, employee-related and stockholder-related matters, commercial disputes and inquiries and investigations by governmental agencies related to reimbursement and other issues involving our clients.

In November 2002, the United States Department of Labor approved the results of our self-audit of the wage and hour practices within our StarMed Staffing Group during the period from January 1, 1998 through December 31, 2001. This approval provided the basis for fully settling a federal action filed against us by the Department of Labor in October 2001. Under the terms of the final settlement, we computed and paid back wages in the aggregate amount of $2.85 million to those temporary employees of our healthcare staffing services business who were not properly compensated for overtime during the period. The settlement had no adverse impact on our income for 2002 because we had accrued the cost of the back wages identified through the self-audit in the fourth quarter of 2001, including the computed payments to employees and the related employment taxes and assessments payable by us.

In May 2002, we were named as a defendant in a suit filed in the United States District Court for the Eastern District of Missouri alleging violations of the federal securities laws and seeking to certify the suit as a class action. Certain current and former officers of the Company are also defendants in the suit and are being jointly defended with us. The court has appointed a lead plaintiff and lead counsel for the action. The proposed class consists of persons that purchased shares of our common stock between August 10, 2000 and January 21, 2002. The plaintiffs filed an amended complaint in December 2002 which focuses primarily on alleged weaknesses in the software system selected by our StarMed Staffing

Group and the purported negative effects of such systems on the healthcare staffing services business operations. Our director and officer liability insurance carrier has preliminarily accepted coverage of the action, including the payment of defense costs after the satisfaction of our deductible. We have recently filed a motion to dismiss with the court. No discovery has been commenced in the case pending the court's ruling on the motion to dismiss.

In August 2002, each of our directors was named as a defendant and we were named as the nominal defendant in a derivative suit filed in the Circuit Court of St. Louis County, Missouri. The complaint, which is based upon substantially the same facts as are alleged in the federal securities class action, was filed on behalf of the derivative plaintiff by a law firm that had earlier filed suit against us in the federal case. We filed a motion to dismiss based primarily on the derivative plaintiff's failure to make a pre-suit demand on the board. Alternatively, we filed a motion to stay the derivative suit until the final resolution of the federal securities law class action. The federal court hearing the securities law class action recently stayed discovery in the derivative proceeding until discovery commences in the class action.

In February 2003, we were named as a co-defendant in a complaint filed in the United States District Court for the Northern District of Illinois seeking investment banking fees under a retainer agreement executed by Maurice Echales in February 1997 on behalf of eai Healthcare Staffing Solutions ("eai"), a company that we acquired in December 1999. Mr. Echales, the former owner of eai, has also been named as a defendant in this suit. The complaint asserts fees in connection with three separate financing transactions and two acquisition transactions which we understand were consummated by eai prior to its acquisition by us. We are a party to the suit in our position as successor to eai. At the time of the acquisition, we had identified potential fees under this retainer agreement as a possible contingent liability of eai and we negotiated indemnification from Mr. Echales and his spouse in the stock purchase agreement for any fees and costs, including attorneys' fees and expenses, arising from such retainer agreement. We have given notice to Mr. and Mrs. Echales of our demand for indemnification in this suit. We have received no definitive response from Mr. or Mrs. Echales with respect to our indemnification demand, but we expect to assert cross-claims against Mr. Echales and to join Mrs. Echales in this suit if Mr. and Mrs. Echales fail to voluntarily perform on their indemnification obligations to us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Information concerning our Common Stock is included under the heading "Stock Data" in our Annual Report to Stockholders for the year ended December 31, 2002 and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

Our Six-Year Financial Summary is included in our Annual Report to Stockholders for the year ended December 31, 2002 and is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide healthcare staffing services and program management services for hospitals and skilled nursing facilities. We derive our revenue from two business segments: healthcare staffing and program management services. Our program management services segment includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. Summarized information about our revenues and earnings from operations in each segment is provided below.

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Revenues from Unaffiliated Customers:			
Healthcare staffing	$ 277,543	$ 304,574	$ 260,100
Program management:			
Inpatient	130,743	123,276	119,963
Outpatient	49,003	49,754	42,332
Contract therapy	105,276	64,661	29,979
Program management total	285,022	237,691	192,274
Total	$ 562,565	$ 542,265	$ 452,374
Operating Earnings (Loss): [1]			
Healthcare staffing	$ (1,683)	$ 1,496	$ 12,298
Program management:			
Inpatient	28,941	28,606	28,350
Outpatient	3,315	3,895	4,372
Contract therapy	9,124	2,970	(831)
Program management total	41,380	35,471	31,891
Total	$ 39,697	$ 36,967	$ 44,189

[1] Operating earnings for 2000 and 2001 have been adjusted to reflect the corporate expense allocation methodology utilized in 2002.

Revenues

We derive substantially all of our revenues from fees paid directly by healthcare providers rather than through payment or reimbursement by government or other third-party payers. Our inpatient and outpatient therapy programs are typically provided through agreements with hospital clients with three to five-year terms. Our contract therapy and temporary healthcare staffing services are typically provided under interim or short-term agreements with hospitals and skilled nursing facilities.

Our healthcare staffing revenues and earnings are impacted by changes in the level of occupancy at hospitals where we provide our staffing services and fluctuation in our clients staffing levels. These historical trends have shown an increase in the demand for our services in the first and fourth quarters of each year as hospitals generally experience an increase in the number of patients in the first quarter and experience increased vacation utilization of their staff during the fourth quarter. Hospitals generally experience a more stable work force during the second and third quarters, resulting in a decrease in the demand for our services and a decrease in our revenues and earnings for our healthcare staffing services business.

Extended economic uncertainty may result in reduced supply of healthcare professionals to the temporary staffing industry. Full-time, permanent employment may currently be preferred by nurses and other healthcare professionals as a means of ensuring family income during challenging economic times. Some hospitals are also offering greater financial and workplace incentives to recruit or retain permanent employees, thus reducing the hospital's demand for temporary staffing services. It is not clear whether the duration of economic pressures or the sustainability of workplace incentives will be sufficient to overcome the larger, long-term trend of healthcare labor shortages. We believe that staffing services providers will continue to play an increasingly important role over the long-term in helping hospitals successfully manage variable labor. We believe that the economic uncertainty will improve over time and that the historical trends described above have shown these initiatives are unlikely to overcome the long-term trend of a widening gap between required staffing levels and available staff.

As a provider of healthcare staffing and program management services, our revenues and growth are affected by trends and developments in healthcare spending. Over the last three years, our revenues and earnings from our program management services have been negatively impacted by an aggregate decline in average billable lengths of stay. The decline in average billable lengths of stay reflects the continued trend of reduced rehabilitation lengths of stay. Going forward, we have minimized our exposure to revenue decreases as a result of decreased lengths of stay through restructuring our contracting philosophy to align our incentives with the hospitals' incentives.

Material changes in the rates or methods of government reimbursements to our clients for services rendered in the programs that we manage could give our clients the right to renegotiate their existing contracts with us to include terms that are less favorable to us. For example, outpatient therapy programs receive payment from the Medicare program under a fee schedule. Under current law, an outpatient therapy program that is not designated as being provider-based is subject to an annual limit on payments for therapy services provided to Medicare beneficiaries; however, these limits have been suspended through June 30, 2003. See discussion under "Item 1. Business — Government Regulation — Provider-Based Rules." The Secretary of the U.S. Department of Health and Human Services is required to review reimbursement claims for outpatient therapy services while the moratorium is in effect and to make a proposal to Congress to revise the payment system for outpatient therapy services. Any changes adopted by Congress, which could include reduced annual limits or a new payment system, could have an adverse effect on the outpatient therapy program business.

In addition, changes in the rates or methods of government reimbursements could negatively impact the benefits that we are able to provide to our clients. We believe the recently released rates and other reimbursement regulations with respect to the implementation of a prospective payment system for acute rehabilitation services will be favorable for the majority of our clients. We are unable to predict with certainty the impact of any future changes, and we may experience a decline in our revenue and earnings as a result of any future changes to the prospective payment system or from any other changes in the rates or methods of government reimbursements.

Results of Operations

The following table sets forth the percentage that selected items in the consolidated statements of earnings bear to operating revenues for the years ended December 31, 2002, 2001 and 2000:

	Year Ended December 31,		
	2002	2001	2000
Operating revenues	100.0%	100.0%	100.0%
Cost and expenses:			
Operating	73.4	72.8	71.0
General and administrative	18.0	18.6	17.7
Depreciation and amortization	1.5	1.8	1.5
Operating earnings	7.1	6.8	9.8
Other expense, net	(.1)	(.4)	(1.2)
Earnings before income taxes	7.0	6.4	8.6
Income taxes	2.7	2.5	3.4
Net earnings	4.3%	3.9%	5.2%

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

Revenues

Operating revenues in 2002 increased by $20.3 million, or 3.7%, to $562.6 million as compared to $542.3 million in operating revenues in 2001. Revenue increases in inpatient, contract therapy and travel staffing were offset by revenue declines in supplemental staffing and outpatient.

Staffing revenue decreased by $27.1 million, or 8.9% from $304.6 million in 2001 to $277.5 million in 2002, reflecting a 22.0% decrease in weeks worked from 233,898 in 2001 to 182,552 in 2002, offset by a 16.7% increase in average revenue per week worked from $1,302 in 2001 to $1,520 in 2002. Supplemental staffing revenues decreased 23.7% from $225.6 million in 2001 to $172.1 million in 2002, reflecting a 31.8% decrease in weeks worked from 188,368 in 2001 to 128,396 in 2002. The decrease in supplemental staffing weeks worked was primarily a result of the continued management transition and systems implementation and training initiated during the fourth quarter of 2001, a softening in demand as a result of client's efforts to reduce utilization of agency staff and the impact of the economy on non-skilled labor availability. The decrease in supplemental weeks worked was partially offset by an 11.9% increase in average revenue per week worked from $1,198 in 2001 to $1,340 in 2002 as a result of placing more highly credentialed staff such as registered nurses and licensed practical nurses as compared to certified nurse assistants, as well as increased bill rates. Travel staffing revenues increased 33.6% from $78.9 million in 2001 to $105.5 million in 2002, reflecting an 18.9% increase in weeks worked to 54,156 and a 12.3% increase in average revenue per week worked to $1,948.

Inpatient program revenue increased by 6.1% from $123.3 million in 2001 to $130.7 million in 2002. The increase in revenue was primarily a result of a 7.4% increase in revenue per patient day, offset by a 1.3% decrease in patient days from 746,583 to 737,017. The decrease in patient days was a result of a 1.9% decrease in the average number of programs to 134.6 and a 3.6% decrease in average length of stay to 13.3 days, offset by a 4.2% increase in average admissions per program to 410.7. The increase in revenue per patient day is primarily due to renegotiation of contracts to operate under a payment per discharge methodology under the prospective payment environment. The average length of stay decrease is also attributable to the prospective payment environment which encourages the discharge of a patient as soon as it is clinically appropriate.

Outpatient revenue decreased by 1.5% from $49.8 million in 2001 to $49.0 million in 2002, reflecting an 11.1% decrease in the average number of outpatient programs managed from 61.5 in 2001 to 54.7 in 2002, partially offset by a 10.7 % increase in revenue per program as a result of closing smaller, less profitable locations. The increase in revenue per program is attributable to a 3.1% increase in units of service per program to 68,519 and increased bill rates.

Contract therapy revenue increased by 62.8% from $64.7 million in 2001 to $105.3 million in 2002, which resulted primarily from a 51.4% increase in the average number of contract therapy locations managed from 249.8 to 378.1 and a 7.5% increase in revenue per location from $258,902 to $278,427. The increase in revenue per location is primarily the result of same store growth and a continued focus on opening larger locations.

Operating Earnings

Consolidated operating earnings increased by 7.4% from $37.0 million in 2001 to $39.7 million in 2002. Operating expenses as a percentage of revenues increased from 72.8% in 2001 to 73.4% in 2002, primarily reflecting the continued migration of the skill mix in our staffing division to more highly credentialed professionals and increased labor costs as a percentage of revenues in all divisions. General and administrative expenses as a percentage of revenues decreased from 18.6% in 2001 to 18.0% in 2002. Excluding $3.9 million in general and administrative expenses associated with the 2001 non-recurring charge, general and administrative expenses as a percentage of revenue would have increased from 17.9% in 2001 to 18.0% in 2002. Depreciation and amortization expense as a percentage of revenue decreased from 1.8% in 2001 to 1.5% in 2002 reflecting the elimination of goodwill amortization as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. See note 5 to consolidated financial statements for additional information on goodwill and identified intangible assets. The following discussion by division includes the effect of adjusting 2001 operating earnings to reflect the current overhead allocation methodology utilized in 2002.

Operating earnings in the staffing group decreased by $3.2 million from $1.5 million in 2001 to a $1.7 million loss in 2002, primarily as a result of decreased revenues in our supplemental staffing division. Gross profit margin in the staffing group decreased from 23.7% in 2001 to 22.8% due to a lower gross profit margin in our supplemental staffing division. Supplemental staffing gross profit margin decreased from 26.6% in 2001 to 23.5% in 2002 due to the continued migration of the skill mix to more highly credentialed professionals that deliver greater profitability but less margin. Travel staffing gross profit margin increased from 21.4% in 2001 to 21.7% in 2002, primarily reflecting a favorable pricing environment combined with a decrease in housing expense as a percentage of revenue. General and administrative expenses as a percent of staffing revenue increased from 21.1% in 2001 to 22.0% in 2002, primarily due to lower revenues in our supplemental staffing division. Depreciation and amortization expense as a percentage of staffing revenue decreased from 1.1% in 2001 to 0.7% in 2002, reflecting the elimination of goodwill amortization expense related to Statement No. 142.

Inpatient operating earnings increased by 1.2% from $28.6 million in 2001 to $28.9 million in 2002, primarily resulting from a 6.1% increase in revenues and a decrease in general and administrative expenses as a percent of revenue from 11.9% to 11.6%, partially offset by a decrease in contribution margin from 38.3% to 37.7%. The decrease in contribution margin was primarily the result of higher labor costs as a percentage of revenues. Depreciation and amortization as a percentage of revenues increased from 3.0% to 3.5% as depreciation on increased capital expenditures more that offset the elimination of goodwill amortization expense related to Statement No. 142.

Outpatient operating earnings decreased 14.9% from $3.9 million in 2001 to $3.3 million in 2002, primarily resulting from an 11.1% decrease in the average number of programs from 61.5 to 54.7 and a decrease in contribution margin from 27.8% to 25.7% as a result of higher labor costs as a percentage of revenues. General and administrative expenses as a percentage of revenues increased from 16.7% in 2001 to 16.9% in 2002. Depreciation and amortization expense as a percentage of revenue decreased from 3.1% in 2001 to 1.6% in 2002, reflecting the elimination of goodwill amortization expense related to the adoption of Statement No. 142.

Contract therapy operating earnings increased 207.2% from $3.0 million in 2001 to $9.1 million in 2002, primarily as a result of a 62.8% increase in operating revenues, partially offset by a decrease in contribution margin from 29.3% in 2001 to 27.3% in 2002 due to higher salary-related expenses. General and administrative expenses as a percentage of revenues decreased from 21.2% in 2001 to 16.1% in 2002, primarily due to increased revenues. Depreciation and amortization expense as a percentage of revenues decreased from 1.7% in 2001 to 1.0% in 2002, reflecting the elimination of goodwill amortization expense related to the adoption of Statement No. 142.

Non-operating Items

Interest income decreased by 17.1% from $0.4 million in 2001 to $0.3 million in 2002, primarily due to decreased average cash balances as a result of the stock repurchase and lower interest rates.

Interest expense decreased by $1.2 million from $1.9 million in 2001 to $0.7 million in 2002, due to the repayment of the line of credit in 2001 from cash generated from the March 2001 publicly underwritten equity offering and the repayment of all subordinated debt during the fourth quarter of 2001.

Earnings before income taxes increased by 12.6% from $35.0 million in 2001 to $39.3 million in 2002. Excluding $9.0 million of non-recurring charges and a $0.5 million write-down of investment in 2001, earnings before income taxes for 2001 were $44.4 million. The provision for income taxes in 2002 was $15.0 million compared to $13.9 million in 2001, reflecting effective income tax rates of 38.0% and 39.8%, respectively. Net earnings increased by $3.4 million, or 16.0%, from $21.0 million in 2001 to $24.4 million in 2002. Net earnings in 2001 excluding non-recurring charges and a write-down of investment were $26.7 million. Diluted net earnings per share increased by 19.0% from $1.16 in 2001 to $1.38 in 2002 on a 2.4% decrease in weighted-average shares outstanding. The decrease in the weighted-average shares outstanding was attributable primarily to the repurchase by RehabCare of 1.7 million shares of common stock during the third quarter 2002, offset by the effect of issuing 1.5 million shares in the March 2001 publicly underwritten equity offering, and a decrease in the dilutive effect of stock options resulting from a lower average stock price.

Twelve Months Ended December 31, 2001 Compared to Twelve Months Ended December 31, 2000

Revenues

Operating revenues in 2001 increased by $89.9 million, or 19.9%, to $542.3 million as compared to $452.4 million in operating revenues in 2000. The September 2000 acquisition of DiversiCare Rehab Services, Inc. (DiversiCare) accounted for 6.1% of the net increase.

Staffing revenue increased by 17.1% from $260.1 million in 2000 to $304.6 million in 2001, reflecting a 4.4% increase in weeks worked from 223,951 to 233,898 and a 12.1% increase in average revenue per week worked from $1,161 to $1,302.

Inpatient program revenue increased by 2.8% from $120.0 million in 2000 to $123.3 million in 2001. A 1.0% increase in the average number of inpatient programs managed from 135.8 to 137.2, and a 2.8% increase in the average daily billable census per inpatient program from 14.4 to 14.8 resulted in a 3.3% increase in billable days to 740,938. The increase in billable census per program for inpatient programs is primarily attributable to a 5.7% increase in average admissions per program from 373.0 to 394.3 offset by a 3.5% decrease in the average length of stay to 13.7 days. The increase in patient days was offset by a 0.4% decrease in the average per diem billing rates.

Outpatient revenue increased by 17.5% from $42.3 million in 2000 to $49.8 million in 2001, reflecting $5.5 million from the September 15, 2000 acquisition of DiversiCare, an increase in the average number of outpatient programs managed from 53.1 to 61.5 (including a net increase of 7.7 from DiversiCare) and an 8.1% increase in units of service per program.

Contract therapy revenue increased by 115.7% from $30.0 million in 2000 to $64.7 million in 2001, reflecting a 60.1% increase in the average number of contract therapy locations managed from 156.0 to 249.8, and a 34.8% increase in revenue per location. The increase in revenue per location is primarily the result of opening larger, more efficient programs.

Operating Earnings

Consolidated operating earnings decreased by 16.3% from $44.2 million in 2000 to $37.0 million in 2001, due primarily to $9.0 million of non-recurring charges related to our staffing division recorded in the fourth quarter of 2001. These non-recurring charges consisted of approximately $6.0 million in costs associated with correcting overtime payments for the period January 1, 1998 to December 31, 2001 and $3.0 million related to severance and technology costs associated with the reorganization of certain functions and processes. Of the $9.0 million non-recurring charges, $5.1 million was recorded as an operating expense, while the remaining $3.9 million represents general and administrative expenses. Excluding these non-recurring charges, operating earnings increased 4.0% to $45.9 million. Depreciation and amortization as a percentage of revenues increased from 1.5% in 2000 to 1.8% in 2001 as a result of the change in goodwill amortization from 40 years to 25 years on certain regional acquisitions plus depreciation expense recorded on $10.6 million of capital expenditures in 2001. The additional amortization expense recorded as a result of the change in goodwill amortization lives was approximately $0.7 million pre-tax. The following discussion by division includes the effect of adjusting operating earnings to reflect the current overhead allocation methodology utilized in 2002.

Operating earnings in the staffing group decreased by $10.8 million from $12.3 million in 2000 to $1.5 million in 2001, including the aforementioned $9.0 million of non-recurring charges. Excluding the non-recurring charges, operating earnings decreased by $1.8 million to $10.5 million in 2001, reflecting significant expenses associated with systems training and a move toward consolidation of the division's branch administrative functions. As a result, general and administrative expenses, excluding the non-recurring charges, as a percentage of revenues increased by 0.6%. Operating costs excluding the non-recurring charges increased by 0.7% in 2001 due to increased salary-related costs. Depreciation and amortization expense as a percentage of revenue was comparable for the two periods compared.

Inpatient operating earnings increased 1.0% from $28.4 million in 2000 to $28.6 million in 2001, reflecting a 3.3% increase in billable patient days, a 0.1% increase in gross margin and a 0.3% reduction in general and administrative costs as a percentage of revenue. Depreciation and amortization as a percentage of revenues increased from 2.4% in 2000 to 3.0% in 2001, reflecting current year depreciation expense on capital expenditures.

Outpatient operating earnings decreased 10.9% from $4.4 million in 2000 to $3.9 million in 2001 reflecting a 0.7% decrease in gross margin as a result of increased labor expenses and an increase in general and administrative expenses as a percentage of revenues from 15.8% in 2000 to 16.7% in 2001. Depreciation and amortization expense as a percentage of revenues increased from 1.9% in 2000 to 3.1% in 2001, reflecting additional amortization expense associated with the September 15, 2000 acquisition of DiversiCare, plus additional amortization expense recorded in the current year as a result of the change in amortization lives on certain prior acquisitions and current year depreciation expense recorded on capital expenditures.

Contract therapy operating earnings increased $3.8 million from a $0.8 million loss in 2000 to $3.0 million in 2001, reflecting a 115.7% increase in operating revenues, offset by a slight decrease in gross margin as a result of increased labor costs. General and administrative expenses as a percentage of revenues decreased from 29.1% to 21.2%, primarily as a result of increased revenues. Depreciation and amortization expense as a percentage of revenues increased from 1.3% in 2000 to 1.7% in 2001, reflecting an additional $0.3 million of amortization expense associated with the change in amortization lives on certain prior acquisitions, plus current year depreciation expense recorded on capital expenditures.

Non-operating Items

Interest income increased by $0.2 million or 65.9% to $0.4 million due to increased cash balances.

Interest expense decreased by $3.5 million or 65.2% to $1.9 million in 2001, primarily reflecting the repayment of $49.4 million in debt from the net proceeds of the sale of common stock in a March 2001 publicly underwritten equity offering and the repayment of $18.9 million of debt as a result of cash generated from operations.

Other expense in 2001 primarily reflected a $0.5 million write-down of an investment.

Earnings before income taxes, including the non-recurring charges and write-down of an investment, decreased by $4.1 million, or 10.6% from $39.1 million in 2000 to $35.0 million in 2001. The provision for income taxes in 2001 was $13.9 million compared to $15.6 million in 2000, reflecting effective income tax rates of 39.8% for each period. Net earnings, including the non-recurring charges and write-down of an investment, decreased by $2.5 million, or 10.6%, to $21.0 million from $23.5 million in 2000. Diluted earnings per share including the non-recurring charges and write-down, decreased by 20.0% from $1.45 in 2000 to $1.16 in 2001 on an 11.1% increase in the weighted-average shares outstanding. The increase in weighted-average shares outstanding is attributable primarily to the March 2001 publicly underwritten equity offering, and stock option grants and exercises.

Diluted earnings per share, excluding the $9.0 million in non-recurring charges and the $0.5 million write-down of an investment, increased 2.1% from $1.45 in 2000 to $1.48 in 2001.

Liquidity and Capital Resources

As of December 31, 2002, we had $9.6 million in cash and current marketable securities and a current ratio, the amount of current assets divided by current liabilities, of 2.8 to 1. Working capital decreased by $9.7 million to $67.8 million as of December 31, 2002, compared to $77.5 million as of December 31, 2001. The decrease in working capital is primarily due to the repurchase of 1.7 million shares of common stock in the third quarter 2002 at a cost of $36.9 million, partially offset by working capital generated from operations.

Net accounts receivable were $87.2 million at December 31, 2002, compared to $91.4 million at December 31, 2001. The number of days average net revenue in net receivables was 57.7 and 63.8 at December 31, 2002 and 2001, respectively.

Our operating cash flows constitute our primary source of liquidity and historically have been sufficient to fund our working capital, capital expenditures, internal business expansion and debt service requirements. We expect to meet our future working capital, capital expenditures, internal and external business expansion and debt service requirements from a combination of internal sources and outside financing. We have a $125.0 million revolving line of credit with no balance outstanding as of December 31, 2002. During 2001, we retired all outstanding balances on debt obligations, primarily from the net proceeds of the sale of 1,455,000 shares of common stock in a March 2001 equity sale of common stock and cash generated from operations. The Company also has a $1.5 million letter of credit and a $3.1 million promissory note issued to our worker's compensation carrier as collateral for reimbursement of claims. This letter of credit reduces the amount the Company may borrow under the line of credit. The promissory note would become payable only upon an event of default as described in the security agreement with the worker's compensation carrier.

In connection with the development and implementation of additional programs, we may incur capital expenditures for equipment and deferred costs arising from advances made to hospitals for a portion of capital improvements needed to begin a program's operation.

Inflation

Although inflation has abated during the last several years, the rate of inflation in healthcare related services continued to exceed the rate experienced by the economy as a whole. Our management contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices.

Effect of Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not expect this statement to have a material impact on its consolidated financial position or results of operations.

In April 2002, the FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the provisions of Statement No. 4 "Reporting Gains and Losses from Extinguishment of Debt", which required classification of gain or loss on extinguishment of debt as an extraordinary item of income, net of related income tax effect. Statement No. 145 states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 "Reporting Results of Operations." Statement No. 145 is effective for fiscal periods beginning after May 15, 2002, although early adoption is permitted. Management does not expect this statement to have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. We implemented Statement No. 146 on January 1, 2003. Management does not expect that this statement will have an impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect on the methods used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. See note 7 "Stockholders Equity" in the accompanying consolidated financial statements for the required disclosures of Statement No. 148 at December 31, 2002.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include estimating the allowance for doubtful accounts and impairment of goodwill and other intangible assets. In addition, note 1 to the consolidated financial statements includes further discussion of our significant accounting policies.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Doubtful Accounts. We make estimates of the uncollectability of our accounts receivable balances. We determine an allowance for doubtful accounts based upon an analysis of the collectibility of specific accounts, historical experience and the aging of the accounts receivable. We specifically analyze customers with historical poor payment history and customer credit worthiness when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance as of December 31, 2002 was $87.2 million, net of allowance for doubtful accounts of $5.2 million. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We continually evaluate the adequacy of our allowance for doubtful accounts.

Goodwill and Other Intangibles. The cost of acquired companies is allocated first to their identifiable assets based on estimated fair values. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. Prior to January 1, 2002, goodwill relating to acquisitions was amortized on a straight-line basis over its estimated useful life. The amortization periods differed depending on whether the acquired entity was national in scope or a regional provider. Goodwill related to the acquisition of a national provider was amortized over 40 years, while goodwill related to a regional provider was amortized over 25 years.

On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("Statement") No. 142 "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets with indefinite lives are no longer amortized and must be reviewed at least annually for impairment. If the impairment test indicates that the carrying value of an intangible asset exceeds its fair value, then an impairment loss would be recognized in the statement of earnings in an amount equal to the excess carrying value. There were no such impairments of goodwill and identified intangible assets during the periods presented. If an impairment loss should occur in the future, it could have an adverse impact on our results of operations.

Health, Workers Compensation, and Professional Liability Insurance Accrual. We maintain an accrual for our health, workers compensation and professional liability insurances that are partially self-insured and are classified in accrued salaries and wages (health insurance) and accrued expenses (workers compensation and professional liability) in our consolidated balance sheets. We determine the adequacy of these accruals by periodically evaluating our historical experience and trends related to health, workers compensation, and professional liability claims and payments, based on actuarial computations and industry experience and trends. If such information indicates that our accruals are overstated or understated, we will adjust the assumptions utilized in our methodologies and reduce or provide for additional accruals as appropriate.

We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability and employee-related matters. Our hospitals and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on us, if we become aware of such claims against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our borrowing capacity consists of a line of credit with interest rates that fluctuate based upon market indexes. As of December 31, 2002, we did not have any outstanding borrowings under this line of credit. As such, risk relating to interest fluctuation is considered minimal.

ITEM 8A. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Report

The Board of Directors
RehabCare Group, Inc.:

We have audited the accompanying consolidated balance sheets of RehabCare Group, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, cash flows and comprehensive earnings for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RehabCare Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

KPMG LLP

St. Louis, Missouri
February 1, 2003

REHABCARE GROUP, INC.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 9,580	$ 18,534
Marketable securities, available-for-sale	4	1,025
Accounts receivable, net of allowance for doubtful accounts of $5,181 and $5,902 respectively	87,221	91,634
Income taxes receivable	2,497	2,055
Deferred tax assets	2,529	7,658
Other current assets	3,625	2,140
Total current assets	105,456	123,046
Marketable securities, trading	4,252	2,870
Equipment and leasehold improvements, net	19,844	18,373
Goodwill, net	101,685	101,685
Other	4,293	4,687
Total assets	$ 235,530	$ 250,661
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,959	$ 3,567
Accrued salaries and wages	28,579	27,141
Accrued expenses	7,072	14,814
Total current liabilities	37,610	45,522
Deferred compensation	4,266	3,043
Deferred tax liabilities	5,040	3,060
Total liabilities	46,916	51,625
Stockholders' equity:		
Preferred stock, $.10 par value; authorized 10,000,000 shares, none issued and outstanding	—	—
Common stock, $.01 par value; authorized 60,000,000 shares, issued 19,846,416 shares and 19,631,789 shares as of December 31, 2002 and 2001, respectively	198	196
Additional paid-in capital	111,671	109,522
Retained earnings	131,452	107,057
Less common stock held in treasury at cost, 4,002,898 shares and 2,302,898 shares as of December 31, 2002 and 2001, respectively	(54,704)	(17,757)
Accumulated other comprehensive earnings	(3)	18
Total stockholders' equity	188,614	199,036
	$ 235,530	$ 250,661

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Earnings
(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Operating revenues	$ 562,565	$ 542,265	$ 452,374
Costs and expenses:			
Operating	413,081	394,651	321,192
General and administrative	101,453	101,085	80,120
Depreciation and amortization	8,334	9,562	6,873
Total costs and expenses	522,868	505,298	408,185
Operating earnings	39,697	36,967	44,189
Interest income	319	385	232
Interest expense	(676)	(1,859)	(5,348)
Other income (expense), net	9	(542)	24
Earnings before income taxes	39,349	34,951	39,097
Income taxes	14,954	13,916	15,563
Net earnings	$ 24,395	$ 21,035	$ 23,534
Net earnings per common share:			
Basic	$ 1.45	$ 1.25	$ 1.62
Diluted	$ 1.38	$ 1.16	$ 1.45

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock Issued shares	Common Stock Amount	Additional paid-in capital	Retained earnings	Treasury Shares	Treasury Amount	Accumulated other comprehensive earnings	Total stockholders' equity
Balance, December 31, 1999	15,700	$157	$33,101	$62,488	2,331	$(17,975)	$ 12	$77,783
Net earnings	—	—	—	23,534	—	—	—	23,534
Conversion of debt	847	8	5,992	—	—	—	—	6,000
Exercise of stock options (including tax benefit)	862	9	10,410	—	(28)	218	—	10,637
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	6	6
Balance, December 31, 2000	17,409	174	49,503	86,022	2,303	(17,757)	18	117,960
Net earnings	—	—	—	21,035	—	—	—	21,035
Issuance of common stock in connection with secondary offering	1,455	14	49,429	—	—	—	—	49,443
Exercise of stock options (including tax benefit)	767	8	10,590	—	—	—	—	10,598
Balance, December 31, 2001	19,631	196	109,522	107,057	2,303	(17,757)	18	199,036
Net earnings	—	—	—	24,395	—	—	—	24,395
Purchase of treasury stock	—	—	—	—	1,700	(36,947)	—	(36,947)
Exercise of stock options (including tax benefit)	215	2	2,149	—	—	—	—	2,151
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	(21)	(21)
Balance, December 31, 2002	19,846	$198	$111,671	$131,452	4,003	$(54,704)	$(3)	$188,614

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$24,395	$21,035	$23,534
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	8,334	9,562	6,873
Provision for doubtful accounts	4,511	4,594	3,466
Write-down of investments	—	500	—
Income tax benefit realized on exercise of employee stock options	770	6,386	5,505
Change in assets and liabilities:			
Deferred compensation	407	364	178
Accounts receivable, net	(98)	(12,195)	(20,249)
Prepaid expenses and other current assets	(1,485)	(982)	(70)
Other assets	464	(235)	(955)
Accounts payable and accrued expenses	(9,350)	5,579	(3,458)
Accrued salaries and wages	1,438	2,295	7,511
Income taxes	6,667	(613)	(6,197)
Net cash provided by operating activities	36,053	36,290	16,138
Cash flows from investing activities:			
Additions to equipment and leasehold improvements, net	(8,546)	(10,613)	(7,899)
Purchase of marketable securities	(596)	(922)	(778)
Proceeds from sale/maturities of marketable securities	1,030	2,435	166
Cash paid in acquisition of businesses, net of cash received	—	—	(8,949)
Other, net	(1,329)	(1,951)	(1,513)
Net cash used in investing activities	(9,441)	(11,051)	(18,973)
Cash flows from financing activities:			
Proceeds from (repayments on) revolving credit facility, net	—	(63,800)	51,800
Repayments on long-term debt	—	(4,502)	(47,893)
Proceeds from issuance of notes payable	—	—	1,000
Purchase of treasury stock	(36,947)	—	—
Proceeds from sale of common stock, net	—	49,443	—
Exercise of stock options	1,381	4,212	5,132
Net cash provided by (used in) financing activities	(35,566)	(14,647)	10,039
Net increase (decrease) in cash and cash equivalents	(8,954)	10,592	7,204
Cash and cash equivalents at beginning of year	18,534	7,942	738
Cash and cash equivalents at end of year	$ 9,580	$18,534	$ 7,942

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Comprehensive Earnings
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Net earnings	$24,395	$21,035	$23,534
Other comprehensive earnings, net of tax –			
Unrealized holding gains (losses) arising during period	(21)	—	6
Comprehensive earnings	$24,374	$21,035	$23,540

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(1) Overview of Company and Summary of Significant Accounting Policies

Overview of Company

RehabCare Group, Inc. (the Company) is a leading provider of healthcare staffing and program management services of inpatient rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy services in conjunction with over 7,000 hospitals and skilled nursing facilities throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Common Stock Split

During May 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend, which was distributed on June 19, 2000, to stockholders of record as of May 31, 2000. Share and per share amounts in the consolidated financial statements and accompanying notes have been restated to reflect the split.

Cash Equivalents and Marketable Securities

Cash in excess of daily requirements is invested in short-term investments with original maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the consolidated statements of cash flows.

The Company classifies its debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. Investments at December 31, 2002 and 2001 consist of marketable equity securities. All marketable securities included in current assets are classified as available-for-sale and as such, the difference between cost and market, net of taxes, is recorded as other accumulated comprehensive earnings. Unrealized gains or losses on such securities are not recognized in the consolidated statements of earnings until the securities are sold. All marketable securities in non-current assets are classified as trading, with all investment income, including unrealized gains or losses recognized in the consolidated statements of earnings.

Credit Risk

The Company provides services to a geographically diverse clientele of healthcare providers throughout the United States. The Company performs ongoing credit evaluations of its clientele and does not require collateral. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover anticipated credit losses.

Equipment and Leasehold Improvements

Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method over the estimated useful lives of the related assets, principally: equipment – three to seven years and leasehold improvements – life of lease or life of asset, whichever is less. Upon retirement or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operation. Repairs and maintenance are expensed as incurred.

Acquisitions

On July 1, 2001, the Company adopted Statement of Financial Accounting Standards ("Statement") No. 141, "Business Combinations". Statement No. 141 eliminates the pooling-of-interests method of accounting for business combinations completed after June 30, 2001. All of the Company's acquisitions, including those prior to the adoption of Statement No. 141, were accounted for using the purchase method of accounting, and as such the assets and liabilities acquired were recorded at their estimated fair values on the dates of acquisition. Operating results of the acquired companies were included in the Company's consolidated financial statements from the dates of acquisition.

Goodwill and Other Identifiable Intangible Assets

Goodwill, which represents the excess of cost over net assets acquired, relates to acquisitions. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 25 to 40 years. Effective January 1, 2002, the Company adopted Statement No. 142, "Goodwill and Other Intangible Assets". Under Statement No. 142, goodwill and intangible assets with indefinite lives are no longer amortized to expense, but instead tested for impairment at least annually and any related losses recognized in earnings when identified. There were no such impairments of goodwill and intangible assets during the periods presented. See note 5 "Goodwill and Other Identifiable Intangible Assets."

Long-Lived Assets

The Company has adopted Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of, and supersedes Statement No. 121 and APB Opinion No. 30. The Company reviews identified intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If such events or changes in circumstances are present, an impairment loss would be recognized if the sum of the expected future net cash flows was less than the carrying amount of the asset. There were no such impairment losses of long-lived assets during the periods presented.

Disclosure About Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses and other current assets, accounts payable, accrued salaries and wages and accrued expenses approximate fair value because of the short maturity of these items.

Revenues and Costs

The Company recognizes revenues and related costs from temporary healthcare staffing assignments and therapy program management services in the period in which services are performed. Costs related to marketing and development are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock options using the intrinsic value method of Accounting Principles Board Option No. 25 "Accounting for Stock Issued to Employees" as permitted by Statement No. 123 "Accounting for Stock-Based Compensation." The intrinsic value method recognizes compensation expense equal to the excess, if any, of the fair market value of the Company's stock on the grant date over the exercise price. Statement No. 123 requires pro forma disclosure of net earnings (loss) and earnings (loss) per share as if the fair value method of Statement No. 123 had been applied. The Black-Scholes stock option pricing model was used to estimate the fair value of options granted for the pro forma disclosure.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. Upon subsequent reissuance, the treasury stock account is reduced by the average cost basis of such stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

Reclassifications

Certain prior years' amounts have been reclassified to conform with the current year presentation.

(2) Marketable Securities

Current marketable securities at December 31, 2002 consist primarily of marketable equity and debt securities. Noncurrent marketable securities consist primarily of marketable equity securities ($2.2 million and $1.1 million at December 31, 2002 and 2001, respectively) and money market securities ($2.1 million and $1.8 million at December 31, 2002 and 2001, respectively) held in trust under the Company's deferred compensation plan.

(3) Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Balance at beginning of year	$5,902	$5,347	$4,577
Provisions for doubtful accounts	4,511	4,594	3,466
Allowance related to acquisitions	—	—	471
Accounts written off	(5,232)	(4,039)	(3,167)
Balance at end of year	$5,181	$5,902	$5,347

(4) Equipment and Leasehold Improvements

Equipment and leasehold improvements, at cost, consist of the following:

	December 31,	
	2002	2001
	(in thousands)	
Equipment	$35,064	$29,687
Leasehold improvements	3,881	2,374
	38,945	32,061
Less accumulated depreciation and amortization	19,101	13,688
	$19,844	$18,373

(5) Goodwill and Other Identifiable Intangible Assets

Under Statement No. 142, the Company completed the transitional impairment tests of goodwill during the first quarter of 2002 and subsequently tested for impairment during the fourth quarter of 2002. The results of these tests indicated that there was no impairment of goodwill as of the date of adoption of Statement No. 142 on January 1, 2002 and subsequently on December 31, 2002. As of the date of adoption of Statement No. 142, the Company had unamortized goodwill in the amount of $101.7 million and unamortized intangible assets in the amount of $0.1 million, all of which are subject to the transition provisions of Statement No. 142.

The following table indicates the effect on net earnings and diluted net earnings per share if Statement No. 142 had been in effect for each of the periods presented in the consolidated statements of earnings:

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Reported net earnings	$ 24,395	$ 21,035	$ 23,534
Add back: goodwill amortization, net of taxes	—	2,844	2,151
Adjusted net earnings	$ 24,395	$ 23,879	$ 25,685
Basic net earnings per share:			
As reported	$ 1.45	$ 1.25	$ 1.62
Add back: goodwill amortization, net of taxes	—	0.17	0.14
Adjusted basic net earnings per share	$ 1.45	$ 1.42	$ 1.76
Diluted net earnings per share:			
As reported	$ 1.38	$ 1.16	$ 1.45
Add back: goodwill amortization, net of taxes	—	0.16	0.13
Adjusted diluted net earnings per share	$ 1.38	$ 1.32	$ 1.58

(6) Long-Term Debt

Effective August 29, 2000, the Company consummated a $125.0 million five-year revolving credit facility, replacing its then existing $90.0 million term and revolving credit facility. The interest rates are set based on either a base rate plus from 0.50% to 1.75% or a Eurodollar rate plus from 1.50% to 2.75%. The base rate is the higher of the Federal Funds Rate plus .50% or the prime rate. The Eurodollar rate is defined as (a) the Interbank Offered Rate divided by (b) 1 minus the Eurodollar Reserve Requirement. The Company pays a fee on the unused portion of the commitment from 0.375% to 0.50%. The interest rates and commitment fees vary depending on the ratio of the Company's indebtedness, net of cash and marketable securities, to cash flow. Borrowings under the credit facility are secured primarily by the Company's assets and future income and profits. The credit facility requires the Company to meet certain financial covenants including maintaining minimum net worth and fixed charge coverage ratios. The average outstanding borrowings under the revolving credit facilities for 2002, 2001 and 2000 were $0.2 million, $12.4 million and $20.0 million at weighted-average interest rates of 5.4%, 8.1% and 8.6% per annum, respectively. As of December 31, 2002 there was no balance outstanding on the revolving credit facility. Interest paid for 2002,

2001 and 2000 was $0.8 million, $2.2 million and $5.3 million, respectively. Included in the interest paid amounts are commitment fees on the unused portion of the commitment of $0.6 million, $0.3 million and $0.1 million for 2002, 2001 and 2000, respectively.

The Company also has a $1.5 million letter of credit and a $3.1 million promissory note issued to our worker's compensation carrier as collateral for reimbursement of claims. This letter of credit reduces the amount the Company may borrow under the line of credit. The promissory note would become payable only upon an event of default as described in the security agreement with the worker's compensation carrier.

(7) Stockholders' Equity

During the third quarter of 2002, the Company repurchased 1,700,000 shares of its common stock at a cost of $36.9 million. These shares are presented as treasury stock in the Company's consolidated balance sheet.

During March 2001, the Company issued and sold 1,455,000 shares of its common stock in an underwritten public equity offering. The net proceeds from this transaction of $49.4 million were used to reduce the Company's then outstanding balance on its revolving credit facility.

The Company has various long-term performance plans for the benefit of employees and nonemployee directors. Under the plans, employees may be granted incentive stock options or nonqualified stock options and nonemployee directors may be granted nonqualified stock options. Certain of the plans also provide for the granting of stock appreciation rights, restricted stock, performance awards, or stock units. Stock options may be granted for a term not to exceed 10 years (five years with respect to a person receiving incentive stock options who owns more than 10% of the capital stock of the Company) and must be granted within 10 years from the adoption of the respective plan. The exercise price of all stock options must be at least equal to the fair market value (110% of fair market value for a person receiving an incentive stock option who owns more than 10% of the capital stock of the Company) of the shares on the date of grant. Except for options granted to nonemployee directors that become fully exercisable after six months, substantially all remaining stock options become fully exercisable after four years from date of grant. At December 31, 2002, 2001 and 2000, a total of 1,058,270, 1,549,594 and 1,841,116 shares, respectively, were available for future issuance under the plans.

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $13.49, $24.78 and $15.20 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2002 – expected dividend yield 0%, volatility of 55%, risk free interest rate of 3.8% and an expected life of 6 to 8 years; 2001 - expected dividend yield 0%, volatility of 56%, risk free interest rate of 4.5% and an expected life of 7 to 9 years; 2000 - expected dividend yield 0%, volatility of 55%, risk free interest rate of 5.0% and an expected life of 4 to 6 years.

The Company continues to account for stock-based employee compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, stock-based employee compensation cost is not reflected in net earnings, as all stock options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement No. 123, "Accounting for Stock Based Compensation", the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

		Year Ended December 31,		
		2002	2001	2000
		(in thousands, except per share data)		
Net earnings, as reported		$24,395	$21,035	$23,534
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(5,130)	(4,390)	(2,155)
Proforma net earnings		$19,265	$16,645	$21,379
Basic earnings per share:	As reported	$1.45	$1.25	$1.62
	Pro forma	$1.15	$0.99	$1.47
Diluted earnings per share:	As reported	$1.38	$1.16	$1.45
	Pro forma	$1.09	$0.92	$1.32

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,935,575	$16.99	3,262,975	$10.62	3,890,698	$ 7.30
Granted	664,700	22.66	539,373	39.97	457,600	28.76
Exercised	(214,565)	6.49	(766,753)	6.12	(869,019)	5.70
Forfeited	(217,876)	25.66	(100,020)	15.08	(216,304)	8.81
Outstanding at end of year	3,167,834	$18.31	2,935,575	$16.99	3,262,975	$10.62
Options exercisable at end of year	2,011,184		1,873,702		2,199,037	

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – 4.70	143,543	1.7 years	$ 4.24	143,543	$ 4.24
4.70 – 9.40	1,196,318	5.2	8.07	1,104,418	7.98
9.40 – 14.10	476,800	5.7	11.55	466,800	11.54
18.80 – 23.50	532,950	9.6	22.23	3,200	21.86
23.50 – 28.20	105,000	9.0	25.66	53,250	25.36
28.20 – 32.90	12,500	7.3	30.18	2,500	32.38
32.90 – 37.60	209,600	7.7	34.00	108,600	34.00
37.60 – 42.30	318,916	8.5	39.65	97,916	39.71
42.30 – 47.00	172,207	8.2	43.77	30,957	43.84
	3,167,834	6.6	$ 18.31	2,011,184	$ 12.55

On October 1, 2002, the Company's stockholder rights plan that was originally adopted in 1992 expired in accordance with its terms. The board of directors of the Company adopted a new stockholder rights plan pursuant to which preferred stock purchase rights were distributed as a dividend on each share of the Company's outstanding common stock as of the close of business on October 1, 2002. Each right, when exercisable, will entitle the holders to purchase one one-hundredth of a share of a newly designated series B junior participating preferred stock of the Company at an initial exercise price of $150.00 per one one-hundredth of a share.

The rights are not exercisable or transferable until a person or affiliated group acquires beneficial ownership of 20% or more of the Company's common stock or commences a tender or exchange offer for 20% or more of the stock, without the approval of the board of directors. In the event that a person or group acquires 20% or more of the Company's stock or if the Company or a substantial portion of the Company's assets or earning power is acquired by another entity, each right will covert into the right to purchase shares of the Company's or the acquiring entity's stock, at the then-current exercise price of the right, having a value at the time equal to twice the exercise price.

The series B preferred stock is non-redeemable and junior of any other series of preferred stock that the Company may issue in the future. Each share of series B preferred stock, upon issuance, will have a preferential dividend in the amount equal to the greater of $1.00 per share or 100 times the dividend declared per share on the Company's common stock. In the event of a liquidation of the Company, the series B preferred stock will receive a preferred liquidation payment equal to the greater of $100 or 100 times the payment made on each share of the Company's common stock. Each one one-hundredth of a share of series B preferred stock will have one vote on all matters submitted to the stockholders and will vote together as a single class with the Company's common stock.

(8) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
Numerator:	2002	2001	2000
	(in thousands, except per share data)		
Numerator for basic earnings per share – earnings available to common stockholders (net earnings)	$24,395	$21,035	$23,534
Effect of dilutive securities – after-tax interest on convertible subordinated promissory notes	—	—	28
Numerator for diluted earnings per share – earnings available to common stockholders after assumed conversions	$24,395	$21,035	$23,562
Denominator:			
Denominator for basic earnings per share – weighted-average shares outstanding	16,833	16,775	14,563
Effect of dilutive securities: Stock options	809	1,302	1,705
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	17,642	18,077	16,268
Basic earnings per share	$ 1.45	$ 1.25	$ 1.62
Diluted earnings per share	$ 1.38	$ 1.16	$ 1.45

(9) Employee Benefits

The Company has an Employee Savings Plan, which is a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, for the benefit of its eligible employees. Employees who attain the age of 21 and complete 12 consecutive months of employment with a minimum of 1,000 hours worked are eligible to participate in the plan. Each participant may contribute from 2% to 20% of his or her annual compensation to the plan subject to limitations on the highly compensated employees to ensure the plan is nondiscriminatory. Contributions made by the Company to the Employee Savings Plan are at rates of up to 50% of the first 4% of employee contributions. Expense in connection with the Employee Savings Plan for 2002, 2001 and 2000 totaled $1.9 million, $1.7 million and $1.1 million, respectively.

The Company maintains a nonqualified deferred compensation plan for certain employees. Under the plan, participants may defer up to 100% of their base cash compensation. The amounts are held by a trust in designated investments and remain the property of the Company until distribution. At December 31, 2002 and 2001, $4.3 million and $2.6 million, respectively, were payable under the nonqualified deferred compensation plan and approximated the value of the trust assets owned by the Company.

(10) Lease Commitments

The Company leases office space and certain office equipment under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases, as of December 31, 2002, that have initial or remaining lease terms in excess of one year total approximately $4.8 million for 2003, $4.5 million for 2004, $4.1 million for 2005, $3.3 million for 2006 and $2.5 million for 2007. Rent expense for 2002, 2001 and 2000 was approximately $5.5 million, $4.8 million and $3.7 million, respectively.

(11) Income Taxes

Income taxes consist of the following:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Federal - current	$6,918	$14,232	$12,675
Federal - deferred	6,265	(1,964)	1,045
State	1,771	1,648	1,843
	$14,954	$13,916	$15,563

A reconciliation between expected income taxes, computed by applying the statutory Federal income tax rate of 35% to earnings before income taxes, and actual income tax is as follows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Expected income taxes	$13,773	$12,233	$13,684
Tax effect of interest income from municipal bond obligations exempt from Federal taxation	(29)	(56)	(47)
State income taxes, net of Federal income tax benefit	790	1,071	1,198
Tax effect of goodwill amortization expense not deductible for tax purposes	—	599	398
Other, net	420	69	330
	$14,954	$13,916	$15,563

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows:

	December 31,	
	2002	2001
	(in thousands)	
Deferred tax assets:		
Provision for doubtful accounts	$1,476	$1,698
Accrued insurance, bonus and vacation expense	3,311	4,465
Other	1,069	3,645
	5,856	9,808
Deferred tax liabilities:		
Goodwill amortization	5,596	4,120
Other	2,771	1,090
	8,367	5,210
Net deferred tax asset (liability)	$(2,511)	$4,598

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Income taxes paid by the Company for 2002, 2001 and 2000 were $7.5 million, $8.5 million and $13.0 million, respectively.

(12) Industry Segment Information

The Company operates in two business segments that are managed separately based on fundamental differences in operations: healthcare staffing and program management services. Program management includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. All of the Company's services are provided in the United States. Summarized information about the Company's operations in each industry segment is as follows:

	Revenues from Unaffiliated Customers (in thousands)			Operating Earnings (in thousands)		
	2002	2001	2000	2002	2001[1]	2000[1]
Healthcare staffing	$277,543	$304,574	$260,100	$ (1,683)	$ 1,496	$12,298
Program management:						
Inpatient	130,743	123,276	119,963	28,941	28,606	28,350
Outpatient	49,003	49,754	42,332	3,315	3,895	4,372
Contract therapy	105,276	64,661	29,979	9,124	2,970	(831)
Program management total	285,022	237,691	192,274	41,380	35,471	31,891
Total	$562,565	$542,265	$452,374	$ 39,697	$ 36,967	$ 44,189

	Depreciation and Amortization (in thousands)			Capital Expenditures (in thousands)		
	2002	2001	2000	2002	2001	2000
Healthcare staffing	$ 1,808	$ 3,280	$ 2,813	$ 567	$1,424	$3,703
Program management:						
Inpatient	4,636	3,674	2,861	3,478	3,864	2,575
Outpatient	800	1,520	809	1,306	1,695	849
Contract therapy	1,090	1,088	390	3,195	3,630	772
Program management total	6,526	6,282	4,060	7,979	9,189	4,196
Total	$ 8,334	$ 9,562	$ 6,873	$ 8,546	$ 10,613	$ 7,899

	Total Assets (in thousands) as of December 31,			Unamortized Goodwill (in thousands) as of December 31,		
	2002	2001	2000	2002	2001	2000
Healthcare staffing	$ 92,551	$102,880	$109,911	$ 52,956	$ 52,956	$ 54,021
Program management:						
Inpatient	80,921	91,135	66,194	17,162	17,162	17,750
Outpatient	29,433	30,297	30,064	18,577	18,577	19,745
Contract therapy	32,625	26,349	22,924	12,990	12,990	13,266
Program management total	142,979	147,781	119,182	48,729	48,729	50,761
Total	$ 235,530	$250,661	$229,093	$101,685	$101,685	$104,782

(1) Operating earnings for 2001 and 2000 have been adjusted to reflect the corporate expense allocation methodology utilized in 2002.

(13) Quarterly Financial Information (Unaudited)

2002	Quarter Ended			
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$140,810	$142,690	$140,836	$138,229
Operating earnings	12,024	11,595	9,526	6,552
Earnings before income taxes	11,870	11,511	9,472	6,496
Net earnings	7,358	7,137	5,872	4,028
Net earnings per common share:				
Basic	.46	.43	.34	.23
Diluted	.45	.41	.32	.22

2001	Quarter Ended			
	December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$134,236	$140,434	$136,871	$130,724
Operating earnings (loss)	(2,787)	13,519	13,193	13,042
Earnings (loss) before income taxes	(3,356)	13,356	13,024	11,927
Net earnings (loss)	(2,017)	8,042	7,832	7,178
Net earnings (loss) per common share:				
Basic	(.12)	.47	.46	.47
Diluted	(.12)	.44	.43	.42

(14) Recently Issued Accounting Pronouncements

In June 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company implemented Statement No. 146 on January 1, 2003. Management does not expect that this statement will have an impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect on the methods used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. See note 7 "Stockholders Equity" for the required disclosures of Statement No. 148 at December 31, 2002.

(15) Contingencies

In May 2002, a lawsuit was filed in the United States District Court for the Eastern District of Missouri against the Company and certain of its current directors and officers. The plaintiffs allege violations of the federal securities laws and are seeking to certify the suit as a class action. The proposed class consists of persons that purchased shares of the Company's common stock between August 10, 2000 and January 21, 2002. The case alleges weaknesses in the software systems selected by the Company's healthcare staffing services business, StarMed Staffing Group, and the purported negative effects of such systems on the healthcare staffing services business operations. The Company recently filed a motion to dismiss with the court. No discovery has been commenced in the case pending the court's ruling on the motion to dismiss.

In August 2002, a derivative lawsuit was filed in the Circuit Court of St. Louis County, Missouri against the Company and certain of its directors. The complaint, which is based upon substantially the same facts as are alleged in the federal securities class action, was filed on behalf of the derivative plaintiff by a law firm that had earlier filed suit against the Company in the federal case. The Company has filed a motion to dismiss based primarily on the derivative plaintiff's failure to make a pre-suit demand. The Company has also filed a motion to stay the derivative suit until the final resolution of the federal securities law class action. The federal court hearing the securities law class action recently stayed discovery in the derivative proceeding until discovery commences in the class action.

In February 2003, a complaint was filed in the United States District Court for the Northern District of Illinois against the Company and the former owner of eai Healthcare Staffing Solutions ("eai"). The complaint seeks investment banking fees under a retainer agreement executed by the former owner of eai in February 1997, a company that RehabCare acquired in December 1999. The complaint asserts fees in connection with three separate financing transactions and two acquisition transactions which the Company understands were consummated by eai prior to its acquisition by the Company. At the time of the acquisition, the Company had identified potential fees under this retainer agreement as a possible contingent liability of eai and had negotiated indemnification from the former owner of eai in the stock purchase agreement for any fees and costs, including attorneys' fees and expenses, arising from such retainer agreement. The Company has given notice to the former owner of eai of the demand for indemnification in this suit. No definitive response has been received from the former owner of eai with respect to the Company's indemnification demand.

In addition to above matters, the Company and its subsidiaries are parties to a number of other claims and lawsuits. While these actions are being contested, the outcome of individual matters is not predictable with assurance. The Company does not believe that any liability resulting from any of the above matters, after taking into consideration its insurance coverage and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information regarding our directors and executive officers is included in our Proxy Statement for the 2003 Annual Meeting of Stockholders under the captions "Item 1 – Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" and is incorporated herein by reference.

The following table sets forth the name, age and position of each of our executive officers. There is no family relationship between any of the following individuals.

Name	Age	Position
Alan C. Henderson	57	President and Chief Executive Officer
Gregory F. Bellomy	46	President, StarMed Staffing Group
Tom E. Davis	53	President, Hospital Rehabilitation Services (Inpatient & Outpatient)
James M. Douthitt	40	Senior Vice President, Chief Accounting Officer, Treasurer and Assistant Secretary
Vincent L. Germanese	51	Senior Vice President, Chief Financial Officer and Secretary
Patricia M. Henry	50	President, Contract Therapy Division

The following paragraphs contain biographical information about our executive officers.

Alan C. Henderson has been President and Chief Executive Officer and a director of the company since 1998. Prior to becoming President and Chief Executive Officer, Mr. Henderson was Executive Vice President, Chief Financial Officer and Secretary of the company from 1991 through May 1998. Mr. Henderson also serves as a director of General American Capital Corp, Angelica Corporation and Reinsurance Group of America, Inc.

Gregory F. Bellomy has been President of our staffing division since November 2001 and was President of our contract therapy division from September 1998 to November 2001. Prior to joining the company, Mr. Bellomy served in various capacities, including Division President, Division Vice President and Area General Manager at TheraTx Incorporated from 1992 to 1997, at which time TheraTx Incorporated was acquired by Vencor Incorporated. Mr. Bellomy was National Director of Vencare Ancillary Services for Vencor Incorporated until he joined our company.

Tom E. Davis has been President of our inpatient division since January 1998. Mr. Davis joined the company in January 1997 as Senior Vice President, Operations. Prior to joining the company, Mr. Davis was Group Vice President for Quorum Health Resources, LLC from January 1990 to January 1997.

James M. Douthitt, CPA, has been Senior Vice President, Chief Accounting Officer, Treasurer and Assistant Secretary of the company since July 2000. Prior to his current role, Mr. Douthitt served as Vice President of Finance for our healthcare staffing division from January through June 2000 and Vice President of Finance for our contract therapy division from October 1998 through December 1999. Prior to joining the company Mr. Douthitt was Director of Finance for Vencor, Inc. from August 1997 to September 1998 and Manager of Finance for Vencor, Inc. from January 1996 to July 1997.

Vincent L. Germanese, CPA, has been Senior Vice President, Chief Financial Officer and Secretary of the company since November 2002. Prior to joining the company, Mr. Germanese was Vice President of Cap Gemini Ernst & Young and Partner at Ernst & Young. Mr. Germanese was named a partner at Ernst & Young in 1984 and has held various management positions during his tenure at Ernst & Young and Cap Gemini Ernst & Young.

Patricia M. Henry has been President of our contract therapy division since November 2001. Ms. Henry joined the company in October 1998 and served most recently as Senior Vice President of Operations, Contract Therapy Services. Prior to joining the company, Ms. Henry was Director of Ancillary Operations for Vencor, Inc. Prior to Vencor's acquisition of TheraTx, Ms. Henry was a Regional Vice President of Operations from September 1994 to September 1998. Before joining TheraTx, Ms. Henry was Area Vice President for NovaCare, Inc., Southwest Division from July 1990 to September 1994.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is included in our Proxy Statement for the 2003 Annual Meeting of Stockholders under the captions "Compensation of Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is included in our Proxy Statement for the 2003 Annual Meeting of Stockholders under the captions "Voting Securities and Principal Holders Thereof" and "Security Ownership by Management" and is incorporated herein by reference.

The following table provides information as of fiscal year ended December 31, 2002 with respect to the shares of common stock that may be issued under our existing equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,167,834	$18.31	1,058,270
Equity compensation plans not approved by security holders	-	$ -	-
Total	3,167,834	$18.31	1,058,270

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. CONTROLS AND PROCEDURES

Within 90 days of the filing of this report, our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14 (c) and 15d-14 (c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in making known in a timely fashion material information required to be filed in this report. There have been no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Earnings for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

None

(3) Exhibits:

See Exhibit Index on page 63 of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

The Registrant filed the following reports on Form 8-K during the three months ended December 31, 2002:

October 30, 2002

Item 9 Regulation FD Disclosure
The script for a conference call held by the Registrant on October 30, 2002

November 19, 2002

Item 5 Press release "RehabCare Group Names Vincent L. Germanese as Chief Financial Officer".

Item 5 Press release "RehabCare Group Finalizes Wage and Hour Settlement with U.S. Department of Labor".

November 20, 2002

Item 5 Press release "RehabCare Group Consolidates Operating Divisions".

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2003

REHABCARE GROUP, INC.
(Registrant)

By: /s/ ALAN C. HENDERSON
Alan C. Henderson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Dated
/s/ ALAN C. HENDERSON Alan C. Henderson (Principal Executive Officer)	President, Chief Executive Officer and Director	March 14, 2003
/s/ VINCENT L. GERMANESE Vincent L. Germanese (Principal Financial Officer)	Senior Vice President, Chief Financial Officer and Secretary	March 14, 2003
/s/ JAMES M. DOUTHITT James M. Douthitt (Principal Accounting Officer)	Senior Vice President and Chief Accounting Officer	March 14, 2003
/s/ WILLIAM G. ANDERSON William G. Anderson	Director	March 14, 2003
/s/ RICHARD E. RAGSDALE Richard E. Ragsdale	Director	March 14, 2003
/s/ JOHN H. SHORT John H. Short	Director	March 14, 2003
/s/ H. EDWIN TRUSHEIM H. Edwin Trusheim	Director	March 14, 2003
/s/ COLLEEN CONWAY-WELCH Colleen Conway-Welch	Director	March 14, 2003
/s/ THEODORE M. WIGHT Theodore M. Wight	Director	March 14, 2003

CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

I, Alan C. Henderson, certify that:

1. I have reviewed this annual report on Form 10-K of RehabCare Group, Inc. (the "Registrant"):

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Alan C. Henderson
Alan C. Henderson
President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Vincent L. Germanese, certify that:

1. I have reviewed this annual report on Form 10-K of RehabCare Group, Inc. (the "Registrant"):

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Vincent L. Germanese
Vincent L. Germanese
Senior Vice President,
Chief Financial Officer and Secretary

EXHIBIT INDEX

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference)

3.2 Certificate of Amendment of Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and incorporated herein by reference)

3.3 Amended and Restated Bylaws (filed as Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference)

4.1 Rights Agreement, dated August 28, 2002, by and between the Registrant and Computershare Trust Company, Inc. (filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed September 5, 2002 and incorporated herein by reference)

10.1 1987 Incentive Stock Option and 1987 Nonstatutory Stock Option Plans (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.2 Form of Stock Option Agreement (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.3 Employment Agreement with Alan C. Henderson, dated May 1, 1991 (filed as Exhibit 10.4 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, dated June 19, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.4 Form of Termination Compensation Agreement for Alan C. Henderson (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.5 Form of Termination Compensation Agreement for other executive officers (filed as Exhibit 10.5 to the Registrant's Report on Form 10-K, dated March 15, 2002, and incorporated herein by reference) *

10.6 Supplemental Bonus Plan (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.7 Deferred Profit Sharing Plan (filed as Exhibit 10.15 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

EXHIBIT INDEX (CONT'D)

10.8 RehabCare Executive Deferred Compensation Plan (filed as Exhibit 10.12 to the Registrant's Report on Form 10-K, dated May 27, 1994, and incorporated herein by reference) *

10.9 RehabCare Directors' Stock Option Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1994 Annual Meeting of Stockholders and incorporated herein by reference) *

10.10 Amended and Restated 1996 Long-Term Performance Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.11 RehabCare Group, Inc. 1999 Non-Employee Director Stock Plan (filed as Appendix B to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.12 Credit Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc., as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, and First National Bank, Firstar Bank, N.A., Bank of America, N.A., First Union Securities, Inc., and Banc of America Securities, LLC (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.13 Pledge Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as pledgors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.14 Security Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as grantors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

13.1 Those portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 2002 included in response to Items 5 and 6 of this Annual Report on Form 10-K

21.1 Subsidiaries of the Registrant

23.1 Consent of KPMG LLP

99.1 Certification of the Chief Executive Officer

99.2 Certification of the Chief Financial Officer

---

* Management contract or compensatory plan or arrangement.

SIX-YEAR FINANCIAL SUMMARY

Dollars in thousands, except per share data

(Year ended December 31,)	**2002**	2001	2000	1999	1998	1997
Consolidated statement of earnings data:						
Operating revenues	**$ 562,565**	$ 542,265	$ 452,374	$ 309,425	$ 207,416	$ 160,780
Operating earnings [1][2]	**39,697**	36,967	44,189	29,922	23,331	18,980
Net earnings [1][2][3]	**24,395**	21,035	23,534	15,098	12,198	10,615
Net earnings per share (EPS): [1][2][3][4]						
Basic	**$ 1.45**	$ 1.25	$ 1.62	$ 1.15	$ .99	$ .88
Diluted	**$ 1.38**	$ 1.16	$ 1.45	$ 1.03	$ .86	$ .73
Weighted average shares outstanding (000s):[4]						
Basic	**16,833**	16,775	14,563	13,144	12,368	11,998
Diluted	**17,642**	18,077	16,268	14,814	14,490	14,750
Consolidated balance sheet data:						
Working capital	**$ 67,846**	$ 77,524	$ 64,186	$ 27,069	$ 20,606	$ 12,793
Total assets	**235,530**	250,661	229,093	187,264	156,870	97,241
Total liabilities	**46,916**	51,625	111,133	109,481	96,714	57,481
Stockholders' equity	**188,614**	199,036	117,960	77,783	60,156	39,760
Financial statistics:						
Operating margin [2]	**7.1%**	6.8%	9.8%	9.7%	11.3%	11.8%
Net margin [1][2][3]	**4.3%**	3.9%	5.2%	4.9%	5.9%	6.6%
Current ratio	**2.8:1**	2.7:1	2.6:1	1.6:1	1.5:1	1.6:1
Diluted EPS growth rate [1][2][3][5]	**19.0%**	(20.0)%	40.8%	19.8%	17.8%	55.3%
Return on equity [1][2][3][6]	**12.6%**	13.3%	24.0%	21.9%	24.4%	23.7%
Operating statistics:						
Healthcare staffing:						
Average number of branch offices [7]	**108**	108	89	55	16	N/A
Number of weeks worked [8]	**182,552**	233,898	223,951	131,110	52,265	29,652
Program management:						
Inpatient units (acute rehabilitation and skilled nursing):						
Average number of programs	**135**	137	136	132	128	110
Average admissions per program	**411**	394	373	369	354	321
Average length of stay (days/admission)	**13.3**	13.8	14.3	14.5	14.7	15.4
Patient days	**737,017**	746,583	725,497	706,822	665,403	544,583
Outpatient programs:						
Average number of locations	**55**	61	53	40	26	18
Patient visits	**1,366,439**	1,439,169	1,173,324	785,943	378,108	231,256
Contract therapy:						
Average number of locations	**378**	250	156	91	50	36

(1) The results for 2002 reflect the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002.

(2) The results for 2001 include $9.0 million in non-recurring charges related to our supplemental staffing division.

(3) The results for 2001 include a pre-tax loss of $0.5 million ($0.3 million after tax or $0.02 per share) on write-down of an investment. The results for 1999 include a pre-tax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments. The results for 1998 and 1997 include pre-tax gains of $1.5 million ($0.9 million after tax or $0.06 per share) and $1.4 million ($0.9 million after tax or $0.06 per share), respectively, from sales of marketable securities. In addition, the results for 1998 include a $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of change in accounting for start-up costs.

(4) Share data adjusted for 3-for-2 stock split in October 1997 and 2-for-1 stock split in June 2000.

(5) For comparability purposes, 1997 computed based upon 12 months ended December 31, 1996.

(6) Average of beginning and ending equity.

(7) We entered the supplemental staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.

(8) Includes both supplemental and travel weeks worked.

Shareholder Information

STOCK TRANSFER AGENT & REGISTRAR
Computershare Investor Services
350 Indiana Street
Suite 800
Golden, Colorado 80401
(303) 262-0600

ANNUAL MEETING
April 30, 2003
8:00 a.m.
Pierre Laclede Center
Second Floor
7733 Forsyth Blvd.
St. Louis, Missouri 63105

ACCOUNTANTS
KPMG LLP
St. Louis, Missouri

Stock Data

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol "RHB." The stock prices below are the high and low closing sale prices per share of our common stock, as reported on the New York Stock Exchange, for the periods indicated.

CALENDAR QUARTER		1st	2nd	3rd	4th
2002	High	$30.00	$29.51	$24.97	$23.64
	Low	20.25	23.30	16.30	18.85
2001	High	46.50	48.20	50.71	46.04
	Low	32.38	33.65	36.50	22.25

The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. The Company does not anticipate paying cash dividends in the foreseeable future.

The number of holders of the Company's common stock as of March 3, 2003, was approximately 8,400, including 566 shareholders of record and an estimated 7,800 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website: http://www.rehabcare.com

Board of Directors



WILLIAM G. ANDERSON, CPA[1]
Retired Vice Chairman
Ernst & Young
St. Louis, Missouri



COLLEEN CONWAY-WELCH, Ph.D., CNM, FAAN[1,3]
Nancy and Hilliard Travis
Professor of Nursing
Dean, Vanderbilt University
School of Nursing
Nashville, Tennessee



ALAN C. HENDERSON
Chief Executive Officer
RehabCare Group, Inc.
St. Louis, Missouri



RICHARD E. RAGSDALE[2,3]
Private Investor
Nashville, Tennessee



JOHN H. SHORT, Ph.D.[1,3]
Managing Partner
Phase 2 Consulting
Salt Lake City, Utah



H. EDWIN TRUSHEIM[2]
Chairman
RehabCare Group, Inc.
Retired Chairman,
General American
Life Insurance Company
St. Louis, Missouri



THEODORE M. WIGHT[2]
A General Partner of the
General Partners of Walden
Investors and Pacific Northwest
Partners SBIC, L.P.
Bellevue, Washington

(1) *Audit Committee*
(2) *Compensation and Nominating Committee*
(3) *Compliance Committee*

Executive Management Team



ALAN C. HENDERSON
Chief Executive Officer



GREGORY F. BELLOMY
President
StarMed Staffing



TOM E. DAVIS
President
Hospital Rehabilitation Services



PATRICIA M. HENRY
President
Contract Therapy



HICKLEY M. WAGUESPACK
Executive Vice President
Customer Service and Retention



ROBERT S. BIANCHI
Senior Vice President &
Corporate Compliance Officer



JAMES M. DOUTHITT, CPA
Senior Vice President
Chief Accounting Officer &
Treasurer



PATRICIA K. FISH
Senior Vice President &
Director of Human Resources



VINCENT L. GERMANESE, CPA
Senior Vice President
Chief Financial Officer &
Secretary



JEFFREY L. ROGGENSACK
Senior Vice President &
Chief Information Officer



DAVID J. TOTARO
Senior Vice President
Marketing & Communications

REHABCARE GROUP

7733 Forsyth Boulevard
Suite 1700
St. Louis, Missouri 63105
314-863-7422
800-677-1238

www.rehabcare.com

RehabCare® Group℠